InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars) Years ended December 31, 2012, 2011 and 2010

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Table of contents

Management's Report	3

Auditor's Report to the Shareholders	4

Consolidated Income Statements	7

Consolidated Statements of Comprehensive Income	8

Consolidated Balance Sheets	9

Consolidated Statements of Changes in Equity	10

Consolidated Statements of Cash Flows	11

Notes to the Consolidated Financial Statements	12

Consolidated Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

MANAGEMENT’S REPORT

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors. The Committee meets regularly with management, as well as the independent auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The 2012 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards and auditing standards issued by the Public Company Accounting Oversight Board, on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.

/s/ Phil E. Mulacek	/s/ Collin F. Visaggio
Phil E. Mulacek	Collin F. Visaggio
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

February 27, 2013

Independent Auditor’s Report

To the Shareholders of InterOil Corporation

We have completed an integrated audit of InterOil Corporation and its subsidiaries' 2012 and 2011 consolidated financial statements and their internal control over financial reporting as at 31 December 2012, and an audit of their 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of InterOil Corporation and its subsidiaries, which comprise the Consolidated Balance Sheets as at December 31, 2012, December 31, 2011 and December 31, 2010 and the Consolidated Income Statements, Statements of Comprehensive Income, Statements of Changes in Equity and Statements of Cash Flows for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW1171
T: 61 2 8266 0000, F: 61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Consolidated Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of InterOil Corporation and its subsidiaries as at December, 31 2012, December 31, 2011 and December 31, 2010 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited InterOil Corporation and its subsidiaries' internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Consolidated Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, InterOil Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers

Chartered Accountants

PricewaterhouseCoopers

Sydney, Australia

Consolidated Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Consolidated Income Statements (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$

Revenue
Sales and operating revenues	1,308,051,816	1,106,533,853	802,374,399
Interest	248,261	1,356,124	150,816
Other	12,257,833	11,058,090	4,470,048
	1,320,557,910	1,118,948,067	806,995,263

Changes in inventories of finished goods and work in progress	23,799,540	43,934,439	57,010,311
Raw materials and consumables used	(1,242,987,054)	(1,064,866,361)	(758,566,961)
Administrative and general expenses	(40,825,612)	(41,160,824)	(41,047,949)
Derivative (losses)/gains (note 9)	(4,229,190)	2,006,321	(1,065,188)
Legal and professional fees	(5,418,210)	(6,801,334)	(6,902,241)
Exploration costs, excluding exploration impairment (note 14)	(13,901,558)	(18,435,150)	(16,981,929)
Finance costs	(28,614,981)	(18,163,769)	(12,064,982)
Depreciation and amortization	(21,863,367)	(20,136,649)	(14,274,922)
Gain on conveyance of oil and gas properties (note 14)	4,418,170	-	2,140,783
Loss on extinguishment of liability	-	-	(30,568,710)
Litigation settlement expense	-	-	(12,000,000)
Loss on available-for-sale investment	-	(3,420,406)	-
Foreign exchange (losses)/gains	(43,148)	25,018,661	(10,776,823)
	(1,329,665,410)	(1,102,025,072)	(845,098,611)

(Loss)/profit before income taxes	(9,107,500)	16,922,995	(38,103,348)

Income taxes
Current tax expense (note 16)	(15,883,469)	(5,512,842)	(3,898,067)
Deferred tax benefit/(expense) (note 16)	26,594,678	6,248,509	(2,511,656)
	10,711,209	735,667	(6,409,723)

Profit/(loss) for the period	1,603,709	17,658,662	(44,513,071)

Profit/(loss) is attributable to:
Owners of InterOil Corporation	1,603,709	17,652,461	(44,519,573)
Non-controlling interest	-	6,201	6,502
	1,603,709	17,658,662	(44,513,071)

Basic profit/(loss) per share	0.03	0.37	(1.00)
Diluted profit/(loss) per share	0.03	0.36	(1.00)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,352,822	47,977,478	44,329,670
Diluted (Expressed in number of common shares)	49,357,256	49,214,190	44,329,670

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Consolidated Statements of Comprehensive Income (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$

Profit/(loss) for the period	1,603,709	17,658,662	(44,513,071)

Other comprehensive income:
Exchange gain/loss on translation of foreign operations, net of tax	(5,001,319)	20,527,270	1,110,201
Gain/(loss) on available-for-sale financial assets, net of tax	653,390	(407,565)	-
Other comprehensive (loss)/income for the period, net of tax	(4,347,929)	20,119,705	1,110,201
Total comprehensive (loss)/income for the period	(2,744,220)	37,778,367	(43,402,870)

Total comprehensive (loss)/income for the period is attributable to:
Owners of InterOil Corporation	(2,744,220)	37,772,166	(43,409,372)
Non-controlling interests	-	6,201	6,502
	(2,744,220)	37,778,367	(43,402,870)

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Consolidated Balance Sheets (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 6)	49,860,044	68,846,441	233,576,821
Cash restricted (note 9)	37,340,631	32,982,001	40,664,995
Short term treasury bills - held-to-maturity (note 8)	-	11,832,110	-
Trade and other receivables (note 10)	146,948,227	135,273,600	48,047,496
Derivative financial instruments (note 9)	233,922	595,440	-
Other current assets	832,936	867,967	505,059
Inventories (note 11)	194,871,339	171,071,799	127,137,360
Prepaid expenses	8,517,340	5,477,596	3,593,574
Total current assets	438,604,439	426,946,954	453,525,305
Non-current assets:
Cash restricted (note 9)	11,670,463	6,268,762	6,613,074
Goodwill (note 12)	6,626,317	6,626,317	6,626,317
Plant and equipment (note 13)	255,031,703	246,043,948	225,205,427
Oil and gas properties (note 14)	515,055,288	362,852,766	255,294,738
Deferred tax assets (note 16)	63,526,458	35,965,273	28,477,690
Other non-current receivables (note 22)	5,000,000	-	-
Available-for-sale investments (note 15)	4,304,176	3,650,786	-
Total non-current assets	861,214,405	661,407,852	522,217,246
Total assets	1,299,818,844	1,088,354,806	975,742,551
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables (note 17)	180,026,381	159,882,177	75,132,880
Income tax payable	11,977,681	4,085,137	955,074
Derivative financial instruments (note 9)	-	11,457	178,578
Working capital facilities (note 18)	94,290,479	16,480,503	51,254,326
Unsecured loan and current portion of secured loans (note 19)	31,383,115	19,393,023	14,456,757
Current portion of Indirect participation interest (note 20)	15,246,397	540,002	540,002
Total current liabilities	332,924,053	200,392,299	142,517,617
Non-current liabilities:
Secured loans (note 19)	89,446,137	26,037,166	34,813,222
2.75% convertible notes liability (note 26)	59,046,581	55,637,630	52,425,489
Deferred gain on contributions to LNG project (note 21)	-	5,810,775	8,949,857
Indirect participation interest (note 20)	16,405,393	34,134,840	34,134,387
Other non-current liabilities (note 22)	20,961,380	-	-
Asset retirement obligations (note 23)	4,978,334	4,562,269	-
Deferred tax liabilities (note 16)	-	1,889,391	-
Total non-current liabilities	190,837,825	128,072,071	130,322,955
Total liabilities	523,761,878	328,464,370	272,840,572
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 25)	928,659,756	905,981,614	895,651,052
Authorized - unlimited
Issued and outstanding - 48,607,398
(Dec 31, 2011 - 48,121,071)
(Dec 31, 2010 - 47,800,552)
2.75% convertible notes (note 26)	14,298,036	14,298,036	14,298,036
Contributed surplus (note 27)	21,876,853	25,644,245	16,738,417
Accumulated Other Comprehensive Income	25,032,953	29,380,882	9,261,177
Conversion options (note 20)	12,150,880	12,150,880	12,150,880
Accumulated deficit	(225,961,512)	(227,565,221)	(245,217,682)
Total equity attributable to owners of InterOil Corporation	776,056,966	759,890,436	702,881,880
Non-controlling interest (note 24)	-	-	20,099
Total equity	776,056,966	759,890,436	702,901,979
Total liabilities and equity	1,299,818,844	1,088,354,806	975,742,551

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Consolidated Statements of Changes in Equity (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
Transactions with owners as owners:	$	$	$
Share capital
At beginning of period	905,981,614	895,651,052	613,361,363
Issue of capital stock (note 25)	22,678,142	10,330,562	282,289,689
At end of period	928,659,756	905,981,614	895,651,052
2.75% convertible notes
At beginning of period	14,298,036	14,298,036	-
Issue of convertible notes (note 26)	-	-	14,298,036
At end of period	14,298,036	14,298,036	14,298,036
Contributed surplus
At beginning of period	25,644,245	16,738,417	21,297,177
Fair value of options and restricted stock transferred to share capital (note 27)	(11,649,459)	(5,598,009)	(8,454,758)
Stock compensation expense (note 27)	7,882,067	14,721,387	11,804,000
Loss on extinguishment of IPI conversion options (note 20)	-	-	(7,908,002)
Loss on buyback of non-controlling interest (note 24)	-	(217,550)	-
At end of period	21,876,853	25,644,245	16,738,417
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	29,788,447	9,261,177	8,150,976
Foreign currency translation movement for the period, net of tax	(5,001,319)	20,527,270	1,110,201
Foreign currency translation reserve at end of period	24,787,128	29,788,447	9,261,177
Gain/(loss) on available-for-sale financial assets
At beginning of period	(407,565)	-	-
Gain/(loss) on available-for-sale financial assets, net of tax	653,390	(407,565)	-
Gain/(loss) on available-for-sale financial assets at end of period	245,825	(407,565)	-
Accumulated other comprehensive income at end of period	25,032,953	29,380,882	9,261,177
Conversion options
At beginning of period	12,150,880	12,150,880	13,270,880
Movement for the period (note 20)	-	-	(1,120,000)
At end of period	12,150,880	12,150,880	12,150,880
Accumulated deficit
At beginning of period	(227,565,221)	(245,217,682)	(200,698,109)
Net profit/(loss) for the period	1,603,709	17,652,461	(44,519,573)
At end of period	(225,961,512)	(227,565,221)	(245,217,682)
Total InterOil Corporation shareholders' equity at end of period	776,056,966	759,890,436	702,881,880

Transactions with non-controlling interest
At beginning of period	-	20,099	13,597
Net profit for the period	-	6,201	6,502
Buyback of non-controlling interest (note 24)	-	(26,300)	-
At end of period	-	-	20,099
Total equity at end of period	776,056,966	759,890,436	702,901,979

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Consolidated Statements of Cash Flows (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$ (revised)	$ (revised)

Cash flows generated from (used in):

Operating activities
Net profit/(loss) for the period	1,603,709	17,658,662	(44,513,071)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	21,863,367	20,136,649	14,274,922
Deferred tax	(29,450,576)	(5,598,192)	1,841,473
Gain on conveyance of exploration assets	(4,418,170)	-	(2,140,783)
Accretion of convertible notes liability	3,408,951	3,212,141	432,632
Amortization of deferred financing costs	598,698	223,944	1,223,944
Timing difference between derivatives recognized and settled	350,061	(762,561)	178,578
Stock compensation expense, including restricted stock	7,882,067	14,721,387	11,804,000
Inventory write down	322,535	259,406	-
Accretion of asset retirement obligation liability	331,096	159,356	-
Loss on extinguishment of IPI Liability	-	-	30,568,710
Non-cash litigation settlement expense	-	-	12,000,000
Loss on Flex LNG investment	-	3,420,406	-
Gain on proportionate consolidation of LNG project	-	(555,030)	-
Unrealized foreign exchange gain	(1,070,269)	(2,618,814)	(72,456)
Change in operating working capital
Increase in trade and other receivables	(31,472,316)	(53,064,305)	(9,224,005)
(Increase)/decrease in other current assets and prepaid expenses	(3,004,713)	(2,246,930)	3,505,963
Increase in inventories	(28,886,641)	(28,003,484)	(56,115,637)
Increase in trade and other payables	25,912,734	77,291,915	5,692,543
Net cash (used in)/generated from operating activities	(36,029,467)	44,234,550	(30,543,187)

Investing activities
Expenditure on oil and gas properties	(184,165,722)	(116,492,551)	(96,146,987)
Proceeds from IPI cash calls	3,497,542	749,794	23,723,752
Expenditure on plant and equipment	(36,661,897)	(42,050,435)	(22,560,055)
Proceeds received on sale of exploration assets	-	-	15,544,465
Proceeds from Pacific Rubiales Energy (conveyance accounted portion)	20,000,000	-	-
Maturity of/(investment in) short term treasury bills	11,832,110	(11,832,110)	-
Acquisition of Flex LNG Ltd shares, including transaction costs	-	(7,478,756)	-
(Increase)/decrease in restricted cash held as security on borrowings	(9,760,331)	8,027,306	(17,969,494)
Change in non-operating working capital
Decrease/(increase) in trade and other receivables	5,000,000	(10,000,000)	-
Increase/(decrease) in trade and other payables	20,545,509	(6,727,960)	3,232,029
Net cash used in investing activities	(169,712,789)	(185,804,712)	(94,176,290)

Financing activities
Repayments of OPIC secured loan	(35,500,000)	(9,000,000)	(9,000,000)
Proceeds from Mitsui for Condensate Stripping Plant	3,578,489	9,872,532	11,913,514
Proceeds from/(repayments of) Clarion Finanz secured loan, net of transaction costs	-	-	(1,000,000)
Proceeds from Westpac secured loan	15,000,000	-	-
Repayments of Westpac secured loan	(2,143,000)	-	-
Proceeds from PNG LNG cash call	-	2,247,533	866,600
Proceeds from Pacific Rubiales Energy for interest in PPL237	20,000,000	-	-
Proceeds from Petromin for Elk and Antelope field development	-	-	5,000,000
Proceeds from/(repayments of) working capital facility	77,809,976	(34,773,823)	26,627,907
Proceeds from ANZ, BSP & BNP syndicated loan (net of transaction costs)	95,924,091	-	-
Proceeds from issue of common shares, net of transaction costs	11,028,683	4,488,703	211,147,565
Proceeds from issue of convertible notes, net of transaction costs	-	-	66,290,893
Net cash generated from/(used in) financing activities	185,698,239	(27,165,055)	311,846,479

(Decrease)/increase in cash and cash equivalents	(20,044,017)	(168,735,217)	187,127,002
Cash and cash equivalents, beginning of period	68,846,441	233,576,821	46,449,819
Exchange gains on cash and cash equivalents	1,057,620	4,004,837	-
Cash and cash equivalents, end of period	49,860,044	68,846,441	233,576,821
Comprising of:
Cash on Deposit	49,225,717	18,758,288	233,576,821
Term Deposits	634,327	50,088,153	-
Total cash and cash equivalents, end of period	49,860,044	68,846,441	233,576,821

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada. The Company is a Yukon Territory corporation, continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream includes exploration, appraisal and development operations for crude oil and natural gas structures in PNG. Upstream currently includes the development of infrastructure for the Elk and Antelope fields which includes wells, gas gathering pipelines, condensate stripping facilities and pipelines to deliver natural gas to the Midstream Liquefaction segment and condensate to the Midstream Refining segment. This segment is also conducting appraisal drilling of the Triceratops field and manages our construction business which services our development projects underway in PNG. Midstream consists of both Midstream Refining and Midstream Liquefaction. Midstream Refining includes production of refined petroleum products at Napa Napa in Port Moresby, PNG for the domestic market and for export, and Midstream Liquefaction includes the work being undertaken to develop liquefaction and associated facilities in PNG for the export of liquefied natural gas. Downstream segment markets and distributes refined products domestically in PNG on a wholesale and retail basis. Corporate segment provides support to our other business segments by engaging in business development and improvement activities, providing management, general and administrative services, undertakes financing and treasury activities, and is responsible for government and investor relations. This segment also manages our shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.

These consolidated financial statements were approved by the Directors for issue on February 27, 2013. The Directors have the power to amend and reissue the financial report.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB. The consolidated financial statements for the year ended December 31, 2012 have been prepared under the historical cost convention, except for derivative financial instruments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

-	Net realizable value of inventory: Inventory is recorded at the lower of cost or net realizable value. To determine the net realizable value of finished goods inventory, the IPP pricing from January 2013 is considered (IPP is based on December MOPS product pricing) along with estimated Naphtha, LSWR and LPG pricing based on the expected date of sale. The estimates are based on the most reliable evidence available at the time the estimates are made, of the amounts that are expected to be realized. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the reporting period.

-	Convertible notes: The convertible notes are assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity. Management has assessed that the note instrument mainly exhibits characteristics that are liability in nature, however, the embedded conversion feature is equity in nature and needs to be bifurcated and disclosed separately within equity. Management valued the liability component first and assigned the residual value to the equity component. Management fair valued the liability component by deducting the premium paid by holders specifically for the conversion feature. The conversion price of $95.625 per share includes a premium of 27.5% to the issue price of the concurrent common shares offering of $75 per share. Therefore, the $70,000,000 total issue represents 127.5% of the liability portion.

Consolidated Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Deferred gain on contributions to LNG project: The Company has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at December 31, 2012 is 84.582%, the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners’ shareholding (15.418% - amounting to $15,113,190) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain will increase/decrease as the other Joint Venture partners decrease/increase their shareholding in the project.

This amount has been recorded as a reduction of deferred LNG project costs by $15,113,190 at December 31, 2012 which has reduced the LNG project costs to $4,385,857 at December 31, 2012. The deferred gain will be recognized in the consolidated income statement when the risks and rewards have considered to be passed.

-	Asset retirement obligation: A liability is recognized for future legal or constructive retirement obligations associated with the Company’s property, plant and equipment. The amount recognized is the net present value of the estimated costs of future dismantlement, site restoration and abandonment of properties based upon current regulations and economic circumstances at period end. As a result of an independent assessment of the potential asset retirement obligations of the refinery, Management has recognized an asset retirement obligation at December 31, 2012 of $4,978,334. The inflation factor used in the independent assessment of the retirement obligation is 2.6% and the fair value of the best estimate was derived based on discounting the obligation to the current period end using a discount rate of 7.78%.

-	Environmental remediation: Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. The Company currently does not have any amounts accrued for environmental remediation obligations as current legislation does not require it. Future legislative action and regulatory initiatives could result in changes to the Company’s operating permits which may result in increased capital expenditures and operating costs.

-	Share-based payments: The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date, expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital. The fair value of restricted stock on grant date is the market value of the stock. The Company uses the fair value based method to account for employee stock based compensation benefits. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

-	Income taxes: The company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. In considering the recoverability of deferred tax assets and liabilities, the Company considers a number of factors, including the consistency of profits generated from the refinery, likelihood of production from Upstream operations to utilize the carried forward exploration costs, etc. If actual results differ from the estimates or if the Company adjusts the estimates in future periods, a reduction in the Company’s deferred tax assets will result in a corresponding increase in deferred tax expenses.

-	Oil and gas properties: The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method. Geological and geophysical costs are expensed as incurred. If the Company’s plans change or the Company adjusts the estimates in future periods, a reduction in the Company’s oil and gas properties asset will result in a corresponding increase in the amount of our exploration expenses.

Consolidated Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Impairment of Long-Lived Assets: The Company is required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, and goodwill for potential impairment. The Company tests long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future discounted cash flows. Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting the Company’s earnings. The Company’s impairment evaluations are based on assumptions that are consistent with the Company’s business plans.

Rate regulation

InterOil is currently the sole refiner of hydrocarbons in PNG. The Company’s 30 year project agreement with the Independent State of Papua New Guinea (“the State”) expires in 2035. The State has undertaken to ensure that all domestic distributors purchase their refined petroleum products from the Company’s refinery, or any other refinery which is constructed in PNG, at an Import Parity Price (”IPP”). The IPP is monitored by the Papua New Guinea Independent Consumer and Competition Commission (”ICCC”). In general, the IPP is the price that would be paid in PNG for a refined product being imported. For all price controlled products (diesel, unleaded petrol, kerosene and aviation fuel) produced and sold locally in PNG, the IPP is calculated by adding the costs that would typically be incurred to import such product to ‘Mean of Platts Singapore’ (“MOPS”) which is the benchmark price for refined products in the region in which the Company operates.

InterOil is also a significant participant in the retail and wholesale distribution business in PNG. The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in PNG. The Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market. In November 2010, the ICCC released its review report which will govern the pricing arrangements for petroleum products in PNG until the end of 2014, taking effect from November 1, 2010. The purpose of the review was to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period. The report recommended an increase in margins for wholesale business and certain other activities, while the retail margin is to remain the same. It also recommended some increases in monitoring industry activity in PNG mainly, relating to import of products by distributors and in relation to aviation fuel pricing.

No rate regulated assets or liabilities have been recognized.

(b)	Statement on liquidity, capital resources and capital requirements

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at December 31, 2012 amounted to $105.7 million compared to $226.6 million as at December 31, 2011 and $311.0 million as at December 31, 2010. The Company has cash, cash equivalents and cash restricted of $98.9 million as at December 31, 2012 (December 2011 - $108.1 million, December 2010 - $280.9 million), of which $49.0 million is restricted (December 2011 - $39.3 million, December 2010 - $47.3 million).

The Company’s primary use of capital resources has been the exploration and development activities in the Upstream operations. The Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”) are met. Refer note 30 for further information on these commitments. Accordingly, the Company’s actual capital expenditure can be accelerated or decelerated at its discretion.

The Company has a short term total working capital facility of $240.0 million for its Midstream – Refining operation that was renewable annually with BNP Paribas. In October 2012, the working capital facility agreement with BNP Paribas was amended so that the facility was made evergreen and the annual renewal requirement removed. This facility is secured by the charge over the assets it is drawn down against. As at December 31, 2012, $233.8 million of the combined facility has been utilized, and the remaining facility of $6.2 million remains available for use.

Consolidated Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company has an approximate $66.6 million (Papua New Guinea Kina (“PGK”) 140.0 million) revolving working capital facility for its Downstream operations in PNG from Bank of South Pacific Limited (“BSP”) and Westpac Bank PNG Limited (“Westpac”). As at December 31, 2012, none of this combined facility has been utilized, and the entire facility remains available for use. The Westpac facility was for an initial term of three years and was renewed in November 2011 through to November 2014. The facility was increased in February 2012 by $4.8 million (PGK 10.0 million). In addition, a secured loan of $15.0 million was provided as part of this increased facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The BSP facility is renewable annually and was renewed in October 2012 through to October 2013.

On October 16, 2012, the Company entered into a five year amortizing $100.0 million secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. Borrowings under the facility have been used for repayment of all outstanding amounts under the term loan granted by OPIC and will also be used for general corporate purposes. The loan is secured over the fixed assets of the refinery and bears interest at LIBOR plus 6.5%.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field, condensate stripping and liquefaction facilities. Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives. Accordingly, these consolidated financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of signing the financial report.

(c)	New standards issued but not yet effective

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2012 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2015): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2015 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but do not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.
-	IFRS 10 'Consolidated Financial Statements' (effective from January 1, 2013): This builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This new standard will have no impact on the entities that the Company currently consolidates as its subsidiaries.
-	IFRS 11 'Joint Arrangements' (effective from January 1, 2013): This provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. Under IFRS 11, the LNG Project will be classified as a joint venture and the Company will therefore equity account for its interest in the LNG Project as compared to the current treatment of proportional consolidation. The Company will reassess the impact of this standard taking into consideration the final outcome of the ongoing sell down process in relation to the Elk and Antelope fields.
-	IFRS 12 'Disclosure of Interests in Other Entities' (effective from January 1, 2013): This is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. As a result of this standard, the Company will have increased disclosure around the LNG Project joint venture.
-	IFRS 13 ‘Fair Value Measurement’ (effective from January 1, 2013): This aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. As a result of this standard, there may be some additional disclosure requirements that may impact on the Company’s financial statements.
-	IAS 27 ‘Separate Financial Statements’ (effective from January 1, 2013): This includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. This new standard will have no impact on the Company.

Consolidated Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	IAS 28 ‘Investments in Associates and Joint Ventures’ (effective from January 1, 2013): This now includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. As a result of the LNG Project being classified as a joint venture under IFRS 11, the Company will have to equity account for its interest in the LNG Project in accordance with IAS 28. The Company will reassess the impact of this standard taking into consideration the final outcome of the ongoing sell down process in relation to the Elk and Antelope fields.

(d)	Principles of consolidation

-	Business combinations: The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

The Company measures goodwill at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the fair value of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

-	Subsidiaries: The consolidated financial statements of the Company incorporates the assets, liabilities and results of InterOil Corporation and of all subsidiaries as at December 31, 2012, December 31, 2011 and December 31, 2010, and for the periods then ended. Subsidiaries of InterOil Corporation as at December 31, 2012 included South Pacific Refining Limited (100%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), Direct Employment Services Company (100%), InterOil Singapore Pte Ltd (100%), InterOil Finance Inc. (100%), InterOil Shipping Pte Ltd (100%), InterOil Corporate PNG Limited (100%) and their subsidiaries. InterOil Corporation and its subsidiaries together are referred to in these consolidated financial statements as the Company or the consolidated entity.

Subsidiaries are all those entities over which the Company has the power to determine strategic operating, investing and financing policies without the cooperation of others. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated on consolidation. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statements, statements of comprehensive income, balance sheets and statement of changes in equity.

In April 2010, InterOil Shipping Pte Ltd was incorporated in Singapore as a 100% subsidiary of InterOil Corporation to provide shipping services to domestic customers within PNG and also to export customers from PNG.

In May 2010, SPI Holdings No.1 Limited was incorporated in PNG as a 100% subsidiary of SPI (208) Limited to hold an interest in PRL15. There have been no transactions in this entity as of December 31, 2012.

In May 2010, SPI Holdings No.2 Limited was incorporated in PNG as a 100% subsidiary of SPI (208) Limited to hold an interest in PRL15. There have been no transactions in this entity as of December 31, 2012.

Consolidated Financial Statements INTEROIL CORPORATION 16

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

In May 2010, SPI CSP Holdings Limited was incorporated in PNG as a 100% subsidiary of SPI Exploration & Production Corporation to hold InterOil’s interest in the proposed condensate stripping facilities, including gathering condensate pipeline, condensate storage and associated facilities being progressed in joint venture with Mitsui & Co. Ltd. (“CS Project”).

In June 2010, Champion No. 50 Limited was incorporated in PNG as a 100% subsidiary of Liquid Niugini Gas Limited. In January 2011, this company underwent a change of name to LNG Train 1 Limited and then a further name change in February 2011 to LNGL Train 1 Limited. The purpose of LNGL Train 1 Limited was to be the owner and operator of a modular LNG plant to be acquired from Energy World Corporation. There have been no transactions in this entity as of December 31, 2012.

In March 2011, InterOil Corporate PNG Limited was incorporated in PNG as a 100% subsidiary of InterOil Corporation to employ all corporate staff in PNG and to capture their associated costs. In addition, this entity has taken over the operation of the Napa Napa camp and all costs associated with the operation of the camp are now captured in this entity. All costs incurred by this entity will be recharged to relevant InterOil entities based on an equitable driver basis. This entity began transacting in October 2012.

In May 2011, SPI Holdings No.3 Limited was incorporated in PNG as a 100% subsidiary of SPI (220) Limited to hold an interest in Triceratops field. This company underwent a change of name, and is currently registered as SPI Security Holdings Limited. There have been no transactions in this entity as of December 31, 2012.

In March 2012, Champion No. 57 Limited was incorporated in PNG as a 100% subsidiary of SPI (220) Limited to hold an interest in the Triceratops field. This company underwent a change of name, and is currently registered as InterOil Partners Limited. There have been no transactions in this entity as of December 31, 2012.

-	Proportionate consolidation of Joint Venture interests: The Company’s interests in PNG LNG Inc. is governed by a Shareholders’ Agreement signed on July 30, 2007 between the Joint Ventures’. Guidance under IAS 31 – ‘Interest in Joint Ventures’ is followed and the entity has been proportionately consolidated in InterOil’s consolidated financial statements. The consolidated results of InterOil’s proportionate shareholding in the LNG Project has been disclosed separately within the segment notes under Midstream - Liquefaction, refer to note 5. The Company is currently reviewing the revised guidance under IFRS 11 – ‘Joint Arrangements' which is effective from January 1, 2013. The Company will assess the impact of this revised standard taking into consideration the final outcome of the ongoing sell down process in relation to the Elk and Antelope fields.

(e)	Segment reporting

An operating segment is a component of an enterprise:

-	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),
-	whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
-	for which discrete financial information is available.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill. Refer to note 1 for the management’s organization of the Company by reporting segment.

(f)	Foreign currency

-	Functional and presentation currency: These consolidated financial statements are presented in United States Dollars (“USD”) which is InterOil’s functional and presentation currency.

-	Foreign currency transactions: Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss.

Consolidated Financial Statements INTEROIL CORPORATION 17

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Foreign operations: For subsidiaries considered to be foreign operations, all assets and liabilities denominated in foreign currency are translated to USD at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are recognized and presented in other comprehensive income and in the foreign currency translation reserve in equity. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(g)	Financial instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously. The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans or receivables, held to maturity financial assets and available-for-sale financial assets.

-	Loans and receivables: Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise of trade and other receivables.

-	Held-to-maturity: Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

-	Available-for-sale: Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the other categories. The Company’s investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Financial liabilities not designated at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities comprise secured and unsecured loans, bank overdrafts, and trade and other payables. Trades and other payables represent liabilities for goods and services provided to the Company prior to the end of financial period which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

Consolidated Financial Statements INTEROIL CORPORATION 18

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(iii) Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures, its finished products sales price exposures and its foreign exchange management. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item. For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

(iv) Compound financial instruments

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder, when the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognized initially at fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition. Interest and losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognized on conversion.

(h)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(i)	Cash restricted

Cash restricted consists of cash on deposit which is restricted from being used in daily operations. Cash restricted is carried at cost and any accrued interest is classified under other assets.

(j)	Inventory

-	Raw materials and parts inventory: Raw materials and parts inventory are stated at the lower of costs and net realizable value. Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.

Consolidated Financial Statements INTEROIL CORPORATION 19

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Crude oil and refined petroleum products: Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately. The cost of Midstream Refining petroleum products consist of raw material, labor, direct overheads and transportation costs. The cost of Downstream petroleum products includes the cost of the product plus related freight, wharfage and insurance.

(k)	Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period. Unamortized deferred financing costs are offset against the respective liability accounts.

(l)	Plant and equipment

-	Refinery assets: The Company’s most significant item of plant and equipment is the oil refinery in PNG which is included within Midstream Refining assets. The pre-operating stage of the refinery ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment.

The refinery assets are recorded at cost less accumulated depreciation and accumulated impairment losses, if any. Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the State. The lease expires on July 26, 2097.

Repairs and maintenance costs, other than major turnaround costs, are expensed as incurred. Major turnaround costs will be capitalized when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs have been incurred in the year ended December 31, 2012 (December 2011 - $nil).

-	Other assets: Property, plant and equipment are recorded at amortized cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Leasehold land improvements	Shorter of 100 years or lease period
Refinery	4 – 25 years
Buildings	20 – 40 years
Plant and equipment	3 – 15 years
Motor vehicles	4 – 5 years

-	Leased assets (accounting as lessee): Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are classified at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the comprehensive income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses on a straight line basis over the period of the lease.

-	Leased assets (accounting as lessor): Assets are leased out under an operating lease. The asset is included in the balance sheet based on the nature of the asset. Lease income is recognized over the term of the lease on a straight-line basis.

Consolidated Financial Statements INTEROIL CORPORATION 20

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Asset retirement obligations: A liability is recognized for future legal or constructive retirement obligations associated with the Company’s property, plant and equipment. The amount recognized is the net present value of the estimated costs of future dismantlement, site restoration and abandonment of properties based upon current regulations and economic circumstances at period end.

As a result of an independent assessment of the potential asset retirement obligations of the refinery, a liability was recognized for asset retirement obligation, which amounted to a balance of $4,978,334 as at December 31, 2012.

In relation to Upstream operations, the Company’s activities are still largely in the exploration and appraisal phase. The Midstream - Liquefaction segment is currently at its early development stage with front-end engineering and design work being progressed. As there are no production wells, there is minimal rectification required of the footprint created by the activities at this stage.

In relation to Downstream operations, the current environmental law regime in Papua New Guinea does not impose remediation obligations on an operator specifically in relation to remediation and/or rehabilitation requirements upon the closure of a site in PNG. However, the Company has a common law duty not to cause damage to land. The Company is not aware of any material environmental contamination issues, hence no asset retirement obligation has been recognized in relation to Downstream operations.

-	Environmental remediation: Remediation costs are accrued based on best estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

-	Disposal of property, plant and equipment: At the time of disposal of plant and equipment, the carrying values of the assets are written off along with accumulated depreciation and any resulting gain or loss is included in the income statement. Gains and losses on disposals are determined by comparing proceeds with carrying amounts.

-	IT Development and software: Costs incurred in development products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized. Costs capitalized include external direct costs of materials and service, direct payroll and payroll related costs of employees’ time spent on the project. Amortization is calculated on a straight line basis over periods generally ranging from 3 to 5 years. IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the Company has an intention and ability to use the asset. These amounts are capitalized as part of property, plant and equipment in the Corporate segment.

(m)	Oil and gas properties

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion using the units-of-production method.

Conveyances of mineral interests in properties may involve the transfer of all or a part of the rights and responsibilities of operating a property, or sufficient risks and benefits of ownership to the transferee. Conveyance accounting is triggered by the Company on the sale of a property, where applying judgment to the facts presented, it concludes that sufficient risks and benefits of ownership has passed to the transferee.

If a part of the interest in an unproved property is sold, the amount received shall be treated as a recovery of cost. If the sales price exceeds the carrying amount of a property, or exceeds the original cost of a property, gain shall be recognized in the amount of such excess.

Consolidated Financial Statements INTEROIL CORPORATION 21

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The sale of a part of a proved property, or of an entire proved property, shall be accounted for as the sale of an asset, and a gain or loss shall be recognized. The unamortized cost of the property or group of properties, a part of which was sold, shall be apportioned to the interest sold and the interest retained on the basis of the fair values of those interests.

In the following types of conveyances, gain shall not be recognized at the time of the conveyance:

-	A part of an interest owned is sold and substantial uncertainty exists about recovery of the costs applicable to the retained interest.
-	A part of an interest owned is sold and the Company has a substantial obligation for future performance, such as an obligation to drill a well or to operate the property without proportional reimbursement for that portion of the drilling or operating costs applicable to the interest sold.

(n)	Impairment

-	Non-derivative financial assets: A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the consolidated income statement. An impairment loss, other than relating to available-for-sale equity instruments, is reversed through profit and loss if the reversal can be related objectively to an event occurring after the impairment loss was recognized. The reversal of an impairment loss relating to available-for-sale equity instruments is through other comprehensive income.

Trade receivables

The collectability of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognized in the income statement. When a trade receivable for which an impairment allowance had been recognized becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the income statement.

The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains the credit risk and control over these receivables.

-	Non-financial assets: The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each period at the same time.

The recoverable amount of an asset is the greater of its value in use or its fair value less costs to sell and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In that situation, the assets are tested as part of a cash-generating unit (“CGU”), which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Consolidated Financial Statements INTEROIL CORPORATION 22

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Value in use is determined as the net present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal, discounted at the risk free rate of interest plus a risk premium. If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

There has been no impairment of assets or goodwill based on the assessments performed during the period.

(o)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. The following particular accounting policies, which significantly affect the measurement of results, have been applied.

-	Revenue from Midstream Refining operations: Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable and when the amount of revenue can be reliably measured. Sales between the operating segments of the Company have been eliminated from sales and operating revenues and cost of sales.

-	Revenue from Downstream operations: Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, and when the amount of revenue can be reliably measured. It is not the Company’s policy to sell products with a right of return.

-	Revenue from Upstream operations: Revenue from rig and constructions services are recognized in the accounting period in with the services are rendered.

-	Interest revenue: Interest revenue is recognized as the interest accrues using the effective interest rate.

(p)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income or equity respectively.

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction; adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. Deferred income tax assets and liabilities are presented as non-current.

Consolidated Financial Statements INTEROIL CORPORATION 23

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Refinery Project Agreement gave “pioneer” status to InterOil Limited (”IOL”). This status gave IOL a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ended December 31, 2010.

In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise Duty and other taxes in PNG, Australia, Singapore and Canada. The consolidated financial statements are prepared on a net of Goods and Services Tax basis.

(q)	Employee entitlements

-	Wages and salaries, and annual leave: Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payable and accrued liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

-	Long service leave: The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

-	Post-employment obligations: The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognized as an expense as they become payable.

-	Share-based payments: Stock-based compensation benefits are provided to employees and directors pursuant to the 2009 Stock Incentive Plan (with options still in existence having been granted under the now superseded 2006 Stock Incentive Plan). The Company currently issues stock options and restricted stock units as part of its stock-based compensation plan. The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital. The fair value of restricted stock units on grant date is the market value of the stock.

The Company uses the fair value based method to account for employee stock based compensation benefits. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

-	Profit-sharing and bonus plans: The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r)	Earnings per share

-	Basic earnings per share: Basic common shares outstanding are the weighted average number of common shares outstanding for each period. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

-	Diluted earnings per share: Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

Consolidated Financial Statements INTEROIL CORPORATION 24

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Revision to Consolidated Statement of Cash Flows

Prior to IFRS becoming effective from the transition date of January 1, 2010, the Company undertook a transition project to ensure that the accounting policies being maintained by the Company were in compliance with IFRS. As part of the transition project, the Company reviewed IAS 7 “Statement of Cash Flows” and, at that time did not note any differences between the then Canadian GAAP and IFRS in relation to this standard.

Under Canadian GAAP, the Company had adopted the accounting policy of treating oil and gas properties expensed (exploration costs, excluding exploration impairment) as an investing activity in the statement of cash flows as they represented the extent to which expenditures have been made for resources intended to generate future income and cash flows. The Company continued to treat these expenses as an investing activity in its first and subsequent sets of IFRS financial statements, which was not in line with the specific IFRIC clarification to IAS 7, effective January 1, 2010, that confirmed that only expenditures that result in a recognized asset in the balance sheet are eligible for classification as investing activities. The following table shows the revisions made to the Consolidated Statement of Cash Flows for the years ended December 31, 2011 and 2010 to reflect the correct classification of exploration costs. The revision has no impact on basic or diluted earnings per share.

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
	$ (revised)	$ (revised)
Cash flows provided by /(used in):

Operating activities (as per orignal filed financial statements)	62,669,700	(13,561,258)

Revision:
Reclass exploration costs expensed from original classification as investing activity to operating activity	(18,435,150)	(16,981,929)
Operating activities - Revised	44,234,550	(30,543,187)

Investing activities - (as per orignal filed financial statements)	(204,239,862)	(111,158,219)

Revision:
Reclass exploration costs expensed from original classification as investing activity to operating activity	18,435,150	16,981,929
Investing activities - Revised	(185,804,712)	(94,176,290)

Net impact to the Consolidated Statement of Cash Flows	-	-

In addition to the annual revisions shown above, the interim Consolidated Statement of Cash Flows in the Company’s first and subsequent IFRS quarterly financial statements have also been revised as follows:

Consolidated Financial Statements INTEROIL CORPORATION 25

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Revision to Consolidated Statement of Cash Flows (cont’d)

	Quarter ended		Six months ended		Quarter ended
	June 30,	June 30,	June 30,	June 30,	March 31,	March 31,
	2012	2011	2012	2011	2012	2011
	$ (revised)	$ (revised)	$ (revised)	$ (revised)	$ (revised)	$ (revised)
Cash flows (used in)/provided by:

Operating activities (as per orignal filed financial statements)	(17,524,179)	(53,432,799)	(37,946,323)	(31,559,635)	(20,422,144)	21,873,164

Revision:
Reclass exploration costs expensed from original classification as investing activity to operating activity	(5,240,283)	(2,733,116)	(12,603,684)	(10,068,068)	(7,363,401)	(7,334,952)
Operating activities - Revised	(22,764,462)	(56,165,915)	(50,550,007)	(41,627,703)	(27,785,545)	14,538,212

Investing activities - (as per orignal filed financial statements)	(53,109,699)	(46,451,424)	(94,107,717)	(83,219,710)	(40,998,018)	(36,768,286)

Revision:
Reclass exploration costs expensed from original classification as investing activity to operating activity	5,240,283	2,733,116	12,603,684	10,068,068	7,363,401	7,334,952
Investing activities - Revised	(47,869,416)	(43,718,308)	(81,504,033)	(73,151,642)	(33,634,617)	(29,433,334)

Net impact to the Consolidated Statement of Cash Flows	-	-	-	-	-	-

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$ (revised)	$ (revised)	$ (revised)	$ (revised)
Cash flows provided by /(used in):

Operating activities (as per orignal filed financial statements)	29,601,177	49,452,482	(8,345,146)	17,892,847

Revision:
Reclass exploration costs expensed from original classification as investing activity to operating activity	(2,056,367)	(6,568,147)	(14,660,051)	(16,636,215)
Operating activities - Revised	27,544,810	42,884,335	(23,005,197)	1,256,632

Investing activities - (as per orignal filed financial statements)	(43,312,041)	(61,164,643)	(117,419,758)	(144,384,353)

Revision:
Reclass exploration costs expensed from original classification as investing activity to operating activity	2,056,367	6,568,147	14,660,051	16,636,215
Investing activities - Revised	(41,255,674)	(54,596,496)	(102,759,707)	(127,748,138)

Net impact to the Consolidated Statement of Cash Flows	-	-	-	-

Consolidated Financial Statements INTEROIL CORPORATION 26

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the USD. The consolidated financial statements are presented in USD which is the Company’s functional and reporting currency. Most of the Company’s transactions are undertaken in USD, PGK, Australian Dollars (“AUD”) and Singapore Dollars (“SGD”).

The PGK exposures mainly relate to the exchange rates achieved from the banks on transfer of PGK sale proceeds to USD to repay the Company’s crude cargo borrowings under the working capital facility. The rates achieved fluctuate significantly based on other exporters/importers looking to convert their USD into PGK, and is also impacted by seasonality based farm produce exports from PNG. The Company is unable to do any hedging due to PGK illiquidity and small size of the market. The translation of PGK denominated balances in the Company’s operating entities into USD at period ends can also result in material impact on the foreign exchange gains/losses on consolidation.

Changes in the PGK to USD exchange rate can affect the Company’s Midstream Refining results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay the Company’s crude cargo borrowings. The foreign exchange movement also impacts equity as translation gains/losses of the Company’s Downstream operations from PGK to USD is included in other comprehensive income. The PGK strengthened against the USD during the year ended December 31, 2012 (from 0.4665 to 0.4755) and also strengthened during the year ended December 31, 2011 (from 0.3785 to 0.4665).

The financial instruments denominated in PGK and translated to USD as at December 31, 2012 are as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Financial assets
Cash and cash equivalents	32,465,738	42,669,762	11,789,931
Cash restricted	173,676	161,801	130,486
Short term treasury bills	-	11,832,110	-
Receivables	61,493,200	96,322,533	42,006,504
Other financial assets	3,083,721	3,289,791	1,771,866

Financial liabilities
Payables	30,033,391	30,866,291	16,980,909
Working capital facility	-	6,450,372	1,230,767

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the USD to the PGK, with all other variables held constant. Certain USD debt and other financial assets and liabilities are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company’s accounting policy. If PGK appreciates/(depreciates) by 5% against the USD, it will result in a gain/(loss) as per the table below.

Consolidated Financial Statements INTEROIL CORPORATION 27

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

	Year ended		Year ended		Year ended
	December 31, 2012		December 31, 2011		December 31, 2010
	Impact on profit	Impact on equity – excluding profit impact	Impact on profit	Impact on equity – excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax gain/(loss)
Effect of 5% appreciation of PGK	2,079,351	1,279,796	2,386,925	3,474,679	212,281	1,662,074

The changes in AUD and SGD to USD exchange rate can affect the Company’s Corporate results as the expenses of the Corporate offices in Australia and Singapore are incurred in the respective local currencies. The AUD and SGD exposures are minimal currently as funds are transferred to AUD and SGD from USD as required. No material balances are held in AUD or SGD. However, the Company is exposed to translation risks resulting from AUD and SGD fluctuations as in country costs are being incurred in AUD and SGD and reporting for those costs being in USD. The Company has entered into some AUD to USD foreign currency forward contracts to partially manage the foreign exchange risk in relation to the expenses to be incurred in AUD.

(ii) Price risk

Product Price Risk:

The Midstream Refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery when sold to Downstream operations and other distributors. The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

The following table summarizes the sensitivity of derivative financial instruments held at balance sheet date to $10.0 movement in benchmark pricing, with all other variables held constant. If the pricing increases/(declines) by $10.0, it will result in a (loss)/gain as per the table below.

	Year ended		Year ended		Year ended
	December 31, 2012		December 31, 2011		December 31, 2010
	Impact on profit	Impact on equity – excluding profit impact	Impact on profit	Impact on equity – excluding profit impact	Impact on profit	Impact on equity – excluding profit impact
	$	$	$	$	$	$

Post-tax gain/(loss)
$10 increase in benchmark pricing of derivative contracts	(1,970,000)	-	(6,550,000)	-	(540,000)	-

Securities Price Risk:

The Company is also exposed to equity securities price risk. This arises from investments held by the Company and classified in the balance sheet as available-for-sale. The Company’s equity investments are publicly traded and are quoted on the Oslo stock exchange Axess. Refer to note 15 for further details of this investment.

The following table summarizes the sensitivity of these investments held at balance sheet date to 10% movement in benchmark pricing, with all other variables held constant. If the pricing increases/(declines) by 10%, it will result in a (loss)/gain as per the table below.

Consolidated Financial Statements INTEROIL CORPORATION 28

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

	Year ended		Year ended		Year ended
	December 31, 2012		December 31, 2011		December 31, 2010
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax gain/(loss)
10% increase in benchmark pricing of equity investments	-	430,418	-	365,079	-	-
10% decrease in benchmark pricing of equity investments	(226,441)	(203,977)	(365,079)	-	-	-

(iii) Interest rate risk

Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment. As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from cash and cash equivalent balances, borrowings and working capital financing facilities. Deposits/borrowings at variable rates expose the Company to cash flow interest-rate risk. Deposits/borrowings at fixed rates expose the Company to fair value interest-rate risk. The Company is actively seeking to manage its cash flow interest-rate risks by holding some cash, cash equivalents and borrowings in fixed rate instruments and others in variable rate instruments.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	December 31, 2012	December 31, 2011	December 31, 2010	Cash flow/fair value
	$	$	$	interest rate risk
Financial assets
Cash and cash equivalents	259,584	37,891,187	1,205,304	fair value interest rate risk
Cash and cash equivalents	49,600,460	30,955,254	232,371,517	cash flow interest rate risk
Cash restricted	381,096	365,281	309,926	fair value interest rate risk
Cash restricted	48,629,998	38,885,482	46,968,143	cash flow interest rate risk
Short term treasury bills	-	11,832,110	-	fair value interest rate risk
Financial liabilities
OPIC secured loan	-	35,500,000	44,500,000	fair value interest rate risk
ANZ, BSP & BNP syndicated secured loan	100,000,000	-	-	cash flow interest rate risk
Westpac secured loan	12,857,000	-	-	cash flow interest rate risk
Mitsui unsecured loan	11,912,297	10,393,023	5,456,757	cash flow interest rate risk
BNP working capital facility	94,290,479	10,030,131	50,023,559	cash flow interest rate risk
Westpac working capital facility	-	6,450,372	1,230,767	cash flow interest rate risk
2.75% convertible notes	70,000,000	70,000,000	70,000,000	fair value interest rate risk

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held at balance date, following a movement to LIBOR, with all other variables held constant. Increase in LIBOR rates will result in a higher expense for the Company.

Consolidated Financial Statements INTEROIL CORPORATION 29

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

	Year ended		Year ended		Year ended
	December 31, 2012		December 31, 2011		December 31, 2010
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax loss/(gain)
LIBOR Increase by 1%	821,268	-	507,666	-	338,291	-

(iv) Product risk

The composition of the crude feedstock will vary the refinery output of products. The 2012 year to date output achieved includes gasoline and distillates fuels (which includes diesel and jet fuels) 57% (Dec 2011 – 58%, Dec 2010 – 58%), and naphtha and low sulphur waxy residue 38% (Dec 2011 – 37%, Dec 2010 – 42%). The product yields obtained will vary based on the type of crude feedstock used.

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b)     Liquidity risk

Liquidity risk is the risk that InterOil will not meet its financial obligations as they fall due. Prudent liquidity risk management therefore implies that, under both normal and stressed conditions, the Company maintains:

•	sufficient cash and marketable securities;
•	access to, or availability of, funding through an adequate amount of committed credit facilities; and
•	the ability to close-out any open market positions.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows; matching maturity profiles of financial assets and liabilities; and by maintaining flexibility in funding including ensuring that surplus funds are generally only invested in instruments that are tradable in highly liquid markets or that can be relinquished with minimal risk of loss.

(i) Financing arrangements

The Company had the following established undrawn borrowing facilities at the reporting date:

		Undrawn Amount
	Total Facility	December 31, 2012
	$	$
Facility
ANZ, BSP & BNP syndicated secured loan	100,000,000	-
Westpac secured loan	12,857,000	-
Mitsui unsecured loan	11,912,297	-
2.75% convertible notes	70,000,000	-
BNP Paribas working capital facility 1*	190,000,000	3,296,848
BNP Paribas working capital facility 2*	50,000,000	2,912,672
Westpac working capital facility (PGK denominated)	42,795,000	42,795,000
BSP working capital facility (PGK denominated)	23,775,000	23,775,000
	501,339,297	72,779,520

*Includes temporary reallocation approval of $10,000,000 limit from Facility 2 to Facility 1.

(ii) Maturities of financial liabilities

The tables below analyses the Company’s financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Consolidated Financial Statements INTEROIL CORPORATION 30

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

	Less than 1 year	Between 1 and 5 years	More than 5 years	Total contractual cash flow
Non-derivatives
Trade and other payables (note 17)	180,026,381	-	-	180,026,381
Working capital facility (note 18)	94,290,479	-	-	94,290,479
Secured and unsecured loans (note 19)	39,545,000	120,234,000	-	159,779,000
2.75% convertible notes (note 26)	1,925,000	73,690,000	-	75,615,000
Other financial liabilities (note 22)	-	20,961,380	-	20,961,380
Total non-derivatives	315,786,860	214,885,380	-	530,672,240

Derivatives
Derivative financial instruments (note 9)	-	-	-	-
Total derivatives	-	-	-	-
	315,786,860	214,885,380	-	530,672,240

The ageing of trade and other payables are as follows:

		Payable ageing between
	Total	<30 days	30-60 days	>60 days
Trade and other payables	$	$	$	$
December 31, 2012	180,026,381	172,910,285	3,746,493	3,369,603
December 31, 2011	159,882,177	157,758,605	979,728	1,143,844
December 31, 2010	75,132,880	70,788,064	1,766,354	2,578,462

(c)	Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure.

The Company’s credit risk is limited to the carrying value of its financial assets. A significant amount of the Company’s export sales are made to three customers which represented $302,824,737 (Dec 2011 - $260,468,514, Dec 2010 - $211,864,290) or 23% (Dec 2011 – 24%, Dec 2010 – 26%) of total sales in the year ended December 31, 2012. The Company’s domestic sales for the year ended December 31, 2012 were not dependent on a single customer or geographic region within PNG. The export sales to three customers is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets. The receivables from these customers are current as at December 31, 2012.

The Company actively manages credit risk by routinely monitoring the credit ratings of the Company’s export customers and by monitoring the ageing of trade receivables of the Company’s domestic customers. The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash, cash equivalents and short term treasury bills held directly by the Company are minimized as all cash amounts, certificates of deposit and treasury bills are held with banks which have acceptable credit ratings.

The maximum exposure to credit risk at the reporting date was as follows:

Consolidated Financial Statements INTEROIL CORPORATION 31

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Current
Cash and cash equivalents	49,860,044	68,846,441	233,576,821
Cash restricted	37,340,631	32,982,001	40,664,995
Short term treasury bills	-	11,832,110	-
Trade and other receivables	146,948,227	135,273,600	48,047,496
Commodity derivative contracts	233,922	595,440	-
Non-current
Cash restricted	11,670,463	6,268,762	6,613,074
Other non-current receivables	5,000,000	-	-

The ageing of trade receivables at the reporting date was as follows (the ageing days relates to balances past due):

		Receivable ageing
	Total	Current	<30 days	30-60 days	>60 days
Net trade receivables	$	$	$	$	$
December 31, 2012	112,321,273	61,300,713	36,955,969	12,134,466	1,930,125
December 31, 2011	112,239,803	51,026,962	40,875,467	13,076,371	7,261,003
December 31, 2010	45,428,435	20,344,957	19,239,373	3,198,155	2,645,950

The impairment of trade receivables at the reporting date was as follows:

			Overdue	Overdue
	Total	Current	(not impaired)	(impaired)
Gross trade receivables	$	$	$	$
December 31, 2012	112,561,674	61,300,713	51,020,560	240,401
December 31, 2011	113,761,948	51,026,961	61,212,842	1,522,145
December 31, 2010	47,934,378	20,344,957	25,083,478	2,505,943

Impairment is assessed by the Company on an individual customer basis, based on customer ratings and payment cycles of the customers. An impairment provision is taken for all receivables where objective evidence of impairment exists. The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

Other receivables as at December 31, 2012 of $34,626,954 (Dec 2011 - $23,033,797, Dec 2010 - $2,619,061) were not impaired.

The movement in impaired trade receivables for the year ended December 31, 2012 was as follows:

		Year ended
	December 31, 2012	December 31, 2011	December 31, 2010
	$	$	$

Trade receivables - Impairment provisions
Opening balance	1,522,145	2,505,943	3,603,342
Foreign exchange impact on opening balance	29,366	582,623	82,779
Amounts written off during the period	(1,277,913)	(1,078,455)	(666,034)
Movement in provisions, net of reversals made	(33,197)	(487,966)	(514,144)
Closing balance	240,401	1,522,145	2,505,943

(d)	Geographic risk

The operations of InterOil are concentrated in PNG.

Consolidated Financial Statements INTEROIL CORPORATION 32

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

(e)	Financing facilities

As at December 31, 2012, the Company had drawn down against the following financing facilities:

-	BNP working capital facility (refer note 18)
-	Westpac secured loan facility (refer note 19)
-	ANZ, BSP and BNP syndicated secured loan facility (refer note 19)
-	Mitsui unsecured loan facility (refer note 19)
-	2.75% convertible notes (refer note 26)

Repayment obligations in respect of the amount of the facilities utilized are as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Due:
No later than one year	126,488,776	35,873,526	65,711,083
Later than one year but not later than two years	20,286,000	9,000,000	9,000,000
Later than two years but not later than three years	94,286,000	9,000,000	9,000,000
Later than three years but not later than four years	24,000,000	78,500,000	9,000,000
Later than four years but not later than five years	24,000,000	-	78,500,000
Later than five years	-	-	-
	289,060,776	132,373,526	171,211,083

(f)	Effective interest rates and maturity profile

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2012	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	49,600,460	259,584	-	-	-	-	-	-	49,860,044	0.14%
Cash restricted	48,629,998	381,096	-	-	-	-	-	-	49,011,094	2.68%
Receivables	-	-	-	-	-	-	-	151,948,227	151,948,227	-
Investments	-	-	-	-	-	-	-	4,304,176	4,304,176	-
Other financial assets	-	-	-	-	-	-	-	8,751,262	8,751,262	-
	98,230,458	640,680	-	-	-	-	-	165,003,665	263,874,803
Financial liabilities
Payables	-	-	-	-	-	-	-	192,004,062	192,004,062	-
Interest bearing liabilities	219,059,776	-	-	-	-	-	-	-	219,059,776	6.64%
Convertible notes liability	-	-	-	70,000,000	-	-	-	-	70,000,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	20,961,380	20,961,380	-
	219,059,776	-	-	70,000,000	-	-	-	212,965,442	502,025,218

Consolidated Financial Statements INTEROIL CORPORATION 33

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2011	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	30,955,254	37,891,187	-	-	-	-	-	-	68,846,441	0.23%
Cash restricted	38,885,482	365,281	-	-	-	-	-	-	39,250,763	2.86%
Short term treasury bills	-	11,832,110	-	-	-	-	-	-	11,832,110	4.32%
Receivables	-	-	-	-	-	-	-	135,273,600	135,273,600	-
Investments	-	-	-	-	-	-	-	3,650,786	3,650,786	-
Other financial assets	-	-	-	-	-	-	-	6,073,036	6,073,036	-
	69,840,736	50,088,578	-	-	-	-	-	144,997,422	264,926,736
Financial liabilities
Payables	-	-	-	-	-	-	-	159,882,177	159,882,177	-
Interest bearing liabilities	26,873,526	9,000,000	9,000,000	9,000,000	8,500,000	-	-	-	62,373,526	6.93%
Convertible notes liability	-	-	-	-	70,000,000	-	-	-	70,000,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	11,457	11,457	-
	26,873,526	9,000,000	9,000,000	9,000,000	78,500,000	-	-	159,893,634	292,267,160

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2010	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	232,371,517	1,205,304	-	-	-	-	-	-	233,576,821	0.21%
Cash restricted	46,968,143	309,926	-	-	-	-	-	-	47,278,069	2.89%
Receivables	-	-	-	-	-	-	-	48,047,496	48,047,496	-
Other financial assets	-	-	-	-	-	-	-	3,593,574	3,593,574	-
	279,339,660	1,515,230	-	-	-	-	-	51,641,070	332,495,960
Financial liabilities
Payables	-	-	-	-	-	-	-	76,087,954	76,087,954	-
Interest bearing liabilities	56,711,083	9,000,000	9,000,000	9,000,000	9,000,000	8,500,000	-	-	101,211,083	6.80%
Convertible notes liability	-	-	-	-	-	70,000,000	-	-	70,000,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	178,578	178,578	-
	56,711,083	9,000,000	9,000,000	9,000,000	9,000,000	78,500,000	-	76,266,532	247,477,615

Consolidated Financial Statements INTEROIL CORPORATION 34

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

(g)	Fair values

	December 31, 2012		December 31, 2011		December 31, 2010		Fair value
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	Method of
	$	$	$	$	$	$	(as required) *	measurement
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents (note 6)	49,860,044	49,860,044	68,846,441	68,846,441	233,576,821	233,576,821		Amortized Cost
Cash restricted (note 9)	49,011,094	49,011,094	39,250,763	39,250,763	47,278,069	47,278,069		Amortized Cost
Short term treasury bills (note 8)	-	-	11,832,110	11,832,110	-	-		Amortized Cost
Receivables (note 10)	146,948,227	146,948,227	135,273,600	135,273,600	48,047,496	48,047,496		Amortized Cost
Other non-current receivable (note 22)	5,000,000	5,000,000	-	-	-	-		Amortized Cost
Available-for-sale
Investments (note 15)	4,304,176	4,304,176	3,650,786	3,650,786	-	-	Level 1	Fair Value - See (i) below
Held for trading
Derivative contracts (note 9)	233,922	233,922	583,983	583,983	(178,578)	(178,578)	Level 2	Fair Value - See (ii) below
Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities (note 17)	180,026,381	180,026,381	159,882,177	159,882,177	76,087,954	76,087,954		Amortized Cost
Working capital facility (note 18)	94,290,479	94,290,479	16,480,503	16,480,503	51,254,326	51,254,326		Amortized Cost
Current portion of secured and unsecured loans (note 19)	31,383,115	31,383,115	19,393,023	19,638,921	14,456,757	14,583,922		Amortized cost See (iii) below
Non-current liabilities
Secured loans (note 19)	89,446,137	89,446,137	26,037,166	28,911,667	34,813,222	38,879,426		Amortized cost See (iii) below
2.75% Convertible notes liability (note 26)	59,046,581	59,046,581	55,637,630	55,637,630	52,425,489	52,425,489		Amortized Cost
Other non-current liability (note 22)	20,961,380	20,961,380	-	-	-	-		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ and available-for-sale investments are the only items from the above table that are measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Investments classified as being available-for-sale are fair valued by using quoted prices on Oslo stock exchange Axess.

(ii) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf.

Consolidated Financial Statements INTEROIL CORPORATION 35

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

(iii) The fair value of the secured loan is based on discounted cash flow analysis using a current market interest rate applicable for the loan arrangement, being the current interest rate on a U.S. treasury note with the same approximate maturity profile plus the OPIC spread (3%).

(h)	Capital management

The finance department of the Company is responsible for capital management. This involves the use of operating and development economic forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management strategy. Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s expenditure requirements and safeguard its abilities to continue as a going concern.

The Company is actively managing the gearing levels and raising equity/debt as required for optimizing shareholder returns. The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders’ equity + debt)) at 50% or less. The gearing levels were 19% in December 2012 (12% in December 2011). The optimum gearing levels for the Company are overseen by the Board of Directors based on recommendations by Management. Recommendations are based on operating cash flows, future cash needs for development, capital market conditions, economic conditions, and will be reassessed as situations change.

During the quarter ended March 31, 2012, the Company obtained a secured loan of $15.0 million from Westpac which is repayable in equal installments over 3.5 years with an interest rate of LIBOR plus 4.4% per annum. The loan agreement stipulates semi-annual principal payments of $2.1 million, with the final repayment to be made in August 2015. The loan is secured by a fixed and floating charge over the assets of Downstream operations. The balance outstanding under the loan as at December 31, 2012 was $12.9 million.

On April 18, 2012, the Company signed a binding HOA with PRE for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. On July 27, 2012, the Company executed a farm in agreement with PRE relating to the Triceratops structure and the participating interest in the PPL 237 license materially in line with the HOA signed on April 18, 2012. Completion of the farm-in transaction remains subject to satisfaction of additional conditions within 18 months, including execution of PRE JVOA, and PNG Government approval. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. Additionally, PRE has the option to terminate the Farm-In Agreement at various stages of the work program and to be reimbursed up to $96.0 million of the $116.0 million initial cash payment (which does not include carried costs) out of future upstream production proceeds.

On October 16, 2012, the Company entered into a five year amortizing $100 million syndicated secured term loan facility, repayable in six monthly installments, with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. Borrowings under the facility have been used for repayment of all outstanding amounts under the term loan granted by OPIC and will also be used for general corporate purposes. The loan is secured over the fixed assets of the refinery. The balance outstanding under the loan facility as at December 31, 2012 was $100.0 million. The interest rate on the loan is equal to LIBOR plus 6.5%.

Investment bankers led by Morgan Stanley & Company LLC, Macquarie Capital (USA) Inc. and UBS AG continued working on the bid process to seek a strategic partner to acquire an interest in the Elk and Antelope fields, the LNG Project and well exploration licenses. The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field, condensate stripping and liquefaction facilities. Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives.

5.	Segmented financial information

As stated in note 1, management has identified four major reporting segments - Upstream, Midstream, Downstream and Corporate. Midstream consists of both Midstream Refining and Midstream Liquefaction. The Corporate segment includes assets and liabilities that do not specifically relate to the other reporting segments. Results in this segment primarily include management expenses. Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Consolidated Financial Statements INTEROIL CORPORATION 36

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

5.	Segmented financial information (cont’d)

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity. Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. The majority of the Company’s operations are located in Papua New Guinea, with the exception of the Corporate segment which also has operations in the United States, Australia and Singapore.

Included in the Company’s revenues from external customers for the year ended December 31, 2012 is revenue from exports to foreign countries of $356,204,430 (Dec 2011 - $273,827,525, Dec 2010 – $227,932,775). The Midstream – Refining segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG and for export. The Downstream segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG on a wholesale and retail basis. The Corporate segment derives their revenue from the shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region. Included in the revenues from external customers in the Midstream – Refining segment for the year ended December 31, 2012 is revenue from a single customer of $174,798,099 (Dec 2011 - $194,402,840, Dec 2010 - $171,001,663) or 13% (Dec 2011 – 18%, Dec 2010 – 21%) of total revenues from external customers.

Year ended December 31, 2012	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	445,119,936	-	862,735,831	196,049	-	1,308,051,816
Intersegment revenues	-	669,607,545	-	221,835	64,555,214	(734,384,594)	-
Interest revenue	6,193	182,754	379	3,116	49,175,894	(49,120,075)	248,261
Other revenue	10,357,067	1,821	-	1,894,877	4,068	-	12,257,833
Total segment revenue	10,363,260	1,114,912,056	379	864,855,659	113,931,225	(783,504,669)	1,320,557,910

Cost of sales and operating expenses	-	1,071,852,263	-	800,216,798	18,905,095	(671,786,642)	1,219,187,514
Administrative, professional and general expenses	11,970,486	28,927,797	525,032	18,815,879	52,383,035	(60,929,283)	51,692,946
Derivative loss/(gain)	-	4,240,647	-	-	(11,457)	-	4,229,190
Foreign exchange loss/(gain)	929,559	7,823,620	2,776	(8,226,893)	(485,914)	-	43,148
Gain on conveyance of exploration assets	(4,418,170)	-	-	-	-	-	(4,418,170)
Exploration costs, excluding exploration impairment	13,901,558	-	-	-	-	-	13,901,558
Depreciation and amortisation	1,675,393	12,858,739	8,139	5,081,522	2,369,542	(129,968)	21,863,367
Interest expense	43,097,018	17,825,206	2,307,688	2,870,525	6,185,494	(49,120,074)	23,165,857
Total segment expenses	67,155,844	1,143,528,272	2,843,635	818,757,831	79,345,795	(781,965,967)	1,329,665,410
Segment (loss)/profit before income taxes	(56,792,584)	(28,616,216)	(2,843,256)	46,097,828	34,585,430	(1,538,702)	(9,107,500)
Income tax benefit/(expense)	-	25,722,118	-	(13,512,763)	(1,498,146)	-	10,711,209
Segment net (loss)/profit	(56,792,584)	(2,894,098)	(2,843,256)	32,585,065	33,087,284	(1,538,702)	1,603,709

Segment assets	558,584,325	472,849,777	12,361,979	185,572,059	40,184,112	(33,259,866)	1,236,292,386
Unallocated:
Deferred tax							63,526,458
Total assets per the balance sheet							1,299,818,844

Segment liabilities	121,844,295	270,925,739	1,712,897	75,727,861	85,233,657	(31,682,571)	523,761,878

Capital expenditure (net of cash calls)	147,816,665	4,470,672	10,158,410	12,716,790	10,652,864	-	185,815,401

Consolidated Financial Statements INTEROIL CORPORATION 37

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

5.	Segmented financial information (cont’d)

Year ended December 31, 2011	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	362,605,718	-	743,662,499	265,636	-	1,106,533,853
Intersegment revenues	-	585,513,409	-	196,988	53,362,401	(639,072,798)	-
Interest revenue	15,146	830,795	2	7,968	38,511,774	(38,009,561)	1,356,124
Other revenue	9,826,126	-	-	1,255,434	(23,470)	-	11,058,090
Total segment revenue	9,841,272	948,949,922	2	745,122,889	92,116,341	(677,082,359)	1,118,948,067

Cost of sales and operating expenses	-	897,824,569	-	704,213,086	11,420,968	(592,526,701)	1,020,931,922
Administrative, professional and general expenses	5,122,087	18,939,165	14,121,189	15,780,247	47,371,224	(48,541,459)	52,792,453
Derivative (gain)/loss	-	(2,017,778)	-	-	11,457	-	(2,006,321)
Foreign exchange loss/(gain)	2,152,675	(26,458,424)	13,127	229,042	(955,081)	-	(25,018,661)
Loss on Flex LNG investment	-	-	-	-	3,420,406	-	3,420,406
Exploration costs, excluding exploration impairment	18,435,150	-	-	-	-	-	18,435,150
Depreciation and amortisation	3,254,672	11,253,854	25,632	4,026,422	1,706,037	(129,968)	20,136,649
Interest expense	30,012,655	9,664,482	1,307,901	4,346,081	6,011,916	(38,009,561)	13,333,474
Total segment expenses	58,977,239	909,205,868	15,467,849	728,594,878	68,986,927	(679,207,689)	1,102,025,072
Segment (loss)/profit before income taxes	(49,135,967)	39,744,054	(15,467,847)	16,528,011	23,129,414	2,125,330	16,922,995
Income tax benefit/(expense)	-	6,945,518	-	(4,962,288)	(1,247,563)	-	735,667
Segment net (loss)/profit	(49,135,967)	46,689,572	(15,467,847)	11,565,723	21,881,851	2,125,330	17,658,662

Segment assets	390,448,139	444,687,129	7,925,856	201,906,476	69,624,747	(62,202,814)	1,052,389,533
Unallocated:
Deferred tax							35,965,273
Total assets per the balance sheet							1,088,354,806

Segment liabilities	79,730,935	139,105,842	8,759,273	85,110,349	74,025,870	(60,157,290)	326,574,979
Unallocated:
Deferred tax							1,889,391
Total liabilities per the balance sheet							328,464,370

Capital expenditure (net of cash calls)	107,558,028	15,861,056	5,173,603	10,240,083	3,118,687	-	141,951,457

Consolidated Financial Statements INTEROIL CORPORATION 38

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

5.	Segmented financial information (cont’d)

Year ended December 31, 2010	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	298,070,718	-	504,303,681	-	-	802,374,399
Intersegment revenues	-	379,343,999	-	483,134	32,563,686	(412,390,819)	-
Interest revenue	14,757	58,229	643	23,490	24,334,629	(24,280,932)	150,816
Other revenue	3,290,721	107,714	-	1,048,251	23,362	-	4,470,048
Total segment revenue	3,305,478	677,580,660	643	505,858,556	56,921,677	(436,671,751)	806,995,263

Cost of sales and operating expenses	-	605,602,656	-	470,771,827	-	(374,817,833)	701,556,650
Administrative, professional and general expenses	13,746,219	11,939,500	7,022,644	15,975,882	40,291,485	(36,324,778)	52,650,952
Derivative loss/(gain)	-	1,591,878	-	-	(526,690)	-	1,065,188
Foreign exchange loss/(gain)	3,043,907	7,517,961	90,367	1,175,894	(1,051,306)	-	10,776,823
Gain on conveyance of exploration assets	(2,140,783)	-	-	-	-	-	(2,140,783)
Loss on extinguishment of IPI liability	30,568,710	-	-	-	-	-	30,568,710
Litigation settlement expense	-	-	-	-	12,000,000	-	12,000,000
Exploration costs, excluding exploration impairment	16,981,929	-	-	-	-	-	16,981,929
Depreciation and amortisation	1,132,118	10,355,057	25,227	2,786,500	105,988	(129,968)	14,274,922
Interest expense	18,527,881	6,584,584	1,252,796	3,739,297	1,540,594	(24,280,932)	7,364,220
Total segment expenses	81,859,981	643,591,636	8,391,034	494,449,400	52,360,071	(435,553,511)	845,098,611
Segment (loss)/profit before income taxes	(78,554,503)	33,989,024	(8,390,391)	11,409,156	4,561,606	(1,118,240)	(38,103,348)
Income tax (expense)/benefit	-	(504,387)	35,905	(4,701,386)	(1,239,855)	-	(6,409,723)
Segment net (loss)/profit	(78,554,503)	33,484,637	(8,354,486)	6,707,770	3,321,751	(1,118,240)	(44,513,071)

Segment assets	266,169,785	325,089,253	7,823,600	117,708,440	265,233,362	(34,759,579)	947,264,861
Unallocated:
Deferred tax							28,477,690
Total assets per the balance sheet							975,742,551

Segment liabilities	81,193,873	109,332,954	11,561,364	35,055,512	66,139,037	(30,442,168)	272,840,572

Capital expenditure (net of cash calls)	82,811,176	6,972,505	1,876,736	7,623,024	3,661,267	-	102,944,708

6.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Cash on deposit	49,600,460	45,970,047	233,576,821
Bank term deposits
- Papua New Guinea kina deposits	259,584	22,876,394	-
	49,860,044	68,846,441	233,576,821

In 2012, cash and cash equivalents earned an average interest rate of 0.14% per annum (2011 – 0.23%, 2010 – 0.21%).

Consolidated Financial Statements INTEROIL CORPORATION 39

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

7.	Supplemental cash flow information

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Cash paid during the period
Interest (including interest withholding tax)	17,660,696	7,238,610	5,827,959
Income taxes	8,061,922	1,450,341	3,254,382
Interest received	239,284	1,008,407	143,315
Non-cash investing activities:
Fair value of Flex LNG option received	-	4,214,258	-
Increase in share capital from:
buyback of non-controlling interest	-	243,850	-
Non-cash financing activities:
Increase in share capital from:
the exercise of share options and vesting of restricted stock	11,649,459	5,598,009	8,454,758
buyback of IPI #3 investor rights	-	-	50,687,368
litigation settlement settled in shares	-	-	12,000,000

8.	Short term treasury bills

During July 2011, the Company purchased two treasury bills from the Bank of Papua New Guinea totaling approximately $11,832,110 (PGK 25,363,312). Both of these treasury bills had a 182 day term and matured in January 2012.

Based on the guidance under IAS 39 ‘Financial Instruments Recognition and Measurement’, these investments were classified as held-to-maturity financial assets and were therefore recorded at amortized cost using the effective interest method.

9.	Financial instruments

(a)	Cash and cash equivalents

With the exception of cash and cash equivalents, restricted cash and short term treasury bills, all financial assets are non-interest bearing. In 2012, the Company earned nil interest (2011 – nil, 2010 - nil) on the cash on deposit which related to the working capital facility. However, the cash deposit relating to the BNP working capital facility reduced the interest costs relating to the facility usage in 2012 by 3.49% (2011 – 3.38%, 2010 – 3.33%).

Cash restricted, which mainly relates to the working capital facility, is comprised of the following:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Cash deposit on working capital facility (0.1%)	37,340,631	32,982,001	40,664,995
Cash restricted - Current	37,340,631	32,982,001	40,664,995

Bank term deposits on Petroleum Prospecting Licenses (2.1%)	167,329	161,801	130,486
Cash deposit on office premises (4.3%)	207,426	203,480	179,440
Cash deposit on secured loan (0.0%)	11,295,708	5,903,481	6,303,148
Cash restricted - Non-current	11,670,463	6,268,762	6,613,074
	49,011,094	39,250,763	47,278,069

Cash held as deposit on the BNP working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is based on 20% of the outstanding balance of the BNP working capital facility 1 (refer note 18) plus any amounts that are fully cash secured. The cash deposit on this facility did not receive interest during the year as these deposit amounts reduced the interest being charged by BNP on the facility utilization.

Consolidated Financial Statements INTEROIL CORPORATION 40

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

9.	Financial instruments (cont’d)

The cash held as deposit on the secured loan for the year ended December 31, 2012 is used to support the $100.0 million ANZ, BSP & BNP Syndicated Loan and relates to next half year installment of $8.0 million and the related interest that will be payable for the next half yearly installment.

The cash held as deposit on secured loan for the years ended December 2011 and 2010 were used to support the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”) and related to one half yearly installment of $4.5 million and the related interest that would be payable with the next installment. All outstanding amounts under the term loan with OPIC was fully repaid during the quarter ended December 31, 2012.

Bank term deposits on PPL’s are unavailable for use while PPL 236, 237 and 238 are being utilized by the Company.

(b)	Commodity derivative contracts

InterOil uses derivative commodity instruments to manage its exposure to price volatility on a portion of its refined product and crude inventories in accordance with risk management policy described in note 4.

At December 31, 2012, InterOil had a net receivable of $233,922 (Dec 2011 - $595,440, Dec 2010 – payable of $178,578) relating to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.

The Company had no outstanding hedge accounted derivative contracts as at December 31, 2012, December 31, 2011 and December 31, 2010.

As at December 31, 2012, the Company had the following open non-hedge accounted derivative contracts outstanding.

		Notional			Fair Value
		Volumes			December 31, 2012
Derivative	Type	(bbls)	Expiry	Derivative type	$
Brent Swap	Sell Brent	260,000	Q1 2013	Cash flow hedge - Manages the export price risk of naphtha	(50,523)
Brent Swap	Buy Brent	280,000	Q1 2013	Cash flow hedge - Manages the export price risk of naphtha	(306,849)
Naphtha Crack Swap	Sell Naphtha Crack	160,000	Q1 2013	Cash flow hedge - Manages the sales price risk of naphtha	(48,264)
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q1 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	102,495
Naphtha Crack Swap	Sell Naphtha Crack	96,000	Q2 2013	Cash flow hedge - Manages the sales price risk of naphtha	1,664
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q2 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	56,250
Naphtha Crack Swap	Sell Naphtha Crack	48,000	Q3 2013	Cash flow hedge - Manages the sales price risk of naphtha	(24,048)
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q3 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	39,210
Naphtha Crack Swap	Sell Naphtha Crack	48,000	Q4 2013	Cash flow hedge - Manages the sales price risk of naphtha	(24,448)
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q4 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	24,870
					(229,643)
Add: Priced out non-hedge accounted contracts as at December 31, 2012					463,565
					233,922

As at December 31, 2011, the Company had the following open non-hedge accounted derivative contracts outstanding.

Consolidated Financial Statements INTEROIL CORPORATION 41

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

9.	Financial instruments (cont’d)

		Notional			Fair Value
		Volumes			December 31, 2011
Derivative	Type	(bbls)	Expiry	Derivative type	$
Brent Swap	Sell Brent	70,000	Q1 2012	Cash flow hedge - Manages the export price risk of naphtha	(63,681)
Gasoil Crack Swap	Sell Gasoil Crack	195,000	Q1 2012	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	154,516
Gasoil Crack Swap	Sell Gasoil Crack	195,000	Q2 2012	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	185,495
Gasoil Crack Swap	Sell Gasoil Crack	195,000	Q3 2012	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	221,160
					497,490
Add: Priced out non-hedge accounted contracts as at December 31, 2011					97,950
					595,440

As at December 31, 2010, the Company had the following open non-hedge accounted derivative contracts outstanding.

		Notional			Fair Value
		Volumes			December 31, 2010
Derivative	Type	(bbls)	Expiry	Derivative type	$
Naphtha Swap	Sell Naphtha	54,000	Q1 2011	Cash flow hedge - Manages the export price risk of naphtha	(275,958)
Brent Swap	Buy Brent	54,000	Q1 2011	Cash flow hedge - Manages the export price risk of naphtha	179,118
Naphtha/Brent Swap	Sell Naphtha/ Buy Brent	54,000	Q1 2011	Cash flow hedge - Manages the export price risk of naphtha	(81,738)
					(178,578)
Add: Priced out non-hedge accounted contracts as at December 31, 2010					-
					(178,578)

A loss of $4,240,647 was recognized on the non-hedge accounted derivative contracts for the year ended December 31, 2012 (Dec 2011 – gain of $2,017,778, Dec 2010 – loss of $1,591,878). This loss is included in derivative (losses)/gains in the consolidated income statement.

(c)	Currency derivative contracts

During the year ended December 31, 2010, the Company started to enter into AUD to USD foreign currency forward contracts to minimize the foreign exchange risk in relation to the expenses to be incurred in AUD. As at December 31, 2012, the Company had a net payable of nil (Dec 2011 - $11,457, Dec 2010 - $nil) in relation to outstanding non-hedge accounted currency derivative contracts.

A gain of $11,457 was recognized on the non-hedge accounted currency derivative contracts for the year ended December 31, 2012 (Dec 2011 – loss of $11,457, Dec 2010 – gain of $526,690). This gain is included in derivative (losses)/gains in the consolidated income statement.

10.	Trade and other receivables

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Trade receivables	112,321,273	112,239,803	45,428,435
Other receivables	34,626,954	23,033,797	2,619,061
Total	146,948,227	135,273,600	48,047,496

Consolidated Financial Statements INTEROIL CORPORATION 42

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

10.	Trade and other receivables (cont’d)

InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, trade receivables up to $60,000,000 (refer to note 18). As at December 31, 2012, $47,087,328 (Dec 2011 - $10,030,131, Dec 2010 - $nil) in outstanding trade receivables had been sold with recourse under the facility. As the sale is with recourse, the discounted trade receivables, if any, are retained on the balance sheet and included in the accounts receivable and the sale proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold. The discounted trade receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted trade receivables.

At December 31, 2012, $80,564,430 (Dec 2011 - $74,265,832, Dec 2010 - $26,884,664) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 18. This balance includes $24,668,107 (Dec 2011 - $53,815,857, Dec 2010 - $21,797,631) of intercompany receivables which were eliminated on consolidation.

Other receivables balance mainly relates to cash calls receivable from joint venture partners in the Upstream segment.

11.	Inventories

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Midstream - Refining (crude oil feedstock)	75,240,634	40,311,108	23,004,883
Midstream - Refining (refined petroleum product)	49,080,697	70,267,854	67,006,941
Midstream - Refining (parts inventory)	3,710,903	2,721,147	673,283
Downstream (refined petroleum product)	66,839,105	57,771,690	36,452,253
	194,871,339	171,071,799	127,137,360

As at December 31, 2012 and December 31, 2011, inventory had been written down to its net realizable value. The write down of $322,535 at December 31, 2012 (Dec 2011 - $259,406) relating to refined petroleum products is included in ‘Changes in inventories of finished goods and work in progress’ within the consolidated income statement. As at December 31, 2010 no net realizable value write down was necessary. At December 31, 2012, $128,032,234 (Dec 2011 - $113,300,109, Dec 2010 - $90,685,107) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 18.

12.	Goodwill

(a) Acquisition of interest from Merrill Lynch

On February 27, 2009, InterOil LNG Holdings Inc. acquired half of Merrill Lynch’s interest in the LNG Joint Venture Company for $11,250,000. As part of the acquisition, InterOil LNG Holdings Inc. was transferred 548,806 ‘B’ Class shares held by Merrill Lynch. The amount recognized as goodwill of $5,761,940 represents the amount of purchase consideration paid to Merrill Lynch over and above the fair value of the identifiable net assets acquired.

(b) Acquisition of interest from Pacific LNG

During September 2009, InterOil also acquired a further 2.5% of Pacific LNG’s economic interest in the joint venture LNG Project from Pacific LNG as part of the Elk and Antelope interest acquisition. The fair value of 2.5% of Pacific LNG’s economic interest in the joint venture LNG Project was valued at $864,377 based on the previous transaction with Merrill Lynch that was completed in February 2009, being the most appropriate guide to the fair value of the interest acquired. This fair value has been recognized as goodwill on acquisition of the LNG interest in the Balance Sheet.

(c) Impairment tests for goodwill

Management reviews the business performance based on operating segments and goodwill is monitored by the management at the operating segment level. The goodwill recognized at December 31, 2012 is allocated to the Midstream – Liquefaction segment.

The recoverable amount of the Midstream – Liquefaction segment has been determined based on fair value less costs to sell calculations. These calculations use cash flow projections covering a twenty-year period and the key assumptions used in the calculations include an oil price of $100/bbl and an annual inflation rate of 2%.

Consolidated Financial Statements INTEROIL CORPORATION 43

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

13.	Plant and equipment

	Refinery	Land and Buildings	Plant and Equipment	Motor Vehicles	Deferred Project Costs and Work in Progress	Totals
At January 1, 2010:
Cost	242,397,179	15,932,657	31,842,143	3,224,542	8,615,638	302,012,159
Accumulated depreciation	(51,718,661)	(8,859,006)	(20,323,035)	(2,316,808)	-	(83,217,510)
Net book value	190,678,518	7,073,651	11,519,108	907,734	8,615,638	218,794,649

Year ended December 31, 2010:
Opening net book value	190,678,518	7,073,651	11,519,108	907,734	8,615,638	218,794,649
Additions	1,371,819	69,375	706,503	766,235	16,137,409	19,051,341
Disposals	-	(5,678)	(13,248)	(28,388)	-	(47,314)
Transfers from work in progress	2,832,316	1,780,516	3,812,781	541,703	(8,967,316)	-
Reclassification to other asset categories	(3,082,278)	2,982,970	141,614	(42,306)	-	-
Depreciation for the period	(9,525,893)	(947,248)	(2,223,661)	(446,279)	-	(13,143,081)
Exchange differences	-	157,005	313,345	(42,460)	121,942	549,832
Closing net book value	182,274,482	11,110,591	14,256,442	1,656,239	15,907,673	225,205,427

At December 31, 2010:
Cost	243,519,036	20,042,453	36,563,947	4,046,294	15,907,673	320,079,403
Accumulated depreciation	(61,244,554)	(8,931,862)	(22,307,505)	(2,390,055)	-	(94,873,976)
Net book value	182,274,482	11,110,591	14,256,442	1,656,239	15,907,673	225,205,427

Year ended December 31, 2011:
Opening net book value	182,274,482	11,110,591	14,256,442	1,656,239	15,907,673	225,205,427
Additions	4,624,888	4,297,395	4,614,370	1,547,508	14,467,925	29,552,086
Disposals	-	(33,950)	(395,961)	(7,234)	-	(437,145)
Transfers from work in progress	570,847	671,101	7,396,780	34,892	(8,673,620)	-
Reclassification to other asset categories	-	6,493	(1,024,903)	1,018,410	-	-
Depreciation for the period	(10,703,288)	(981,574)	(4,132,887)	(1,064,228)	-	(16,881,977)
Exchange differences	-	1,713,531	2,918,193	650,839	3,322,994	8,605,557
Closing net book value	176,766,929	16,783,587	23,632,034	3,836,426	25,024,972	246,043,948

At December 31, 2011:
Cost	248,714,771	28,419,395	53,076,624	8,325,671	25,024,972	363,561,433
Accumulated depreciation	(71,947,842)	(11,635,808)	(29,444,590)	(4,489,245)	-	(117,517,485)
Net book value	176,766,929	16,783,587	23,632,034	3,836,426	25,024,972	246,043,948

Year ended December 31, 2012:
Opening net book value	176,766,929	16,783,587	23,632,034	3,836,426	25,024,972	246,043,948
Additions	2,048,211	1,505,281	1,935,145	229,539	25,641,838	31,360,014
Disposals	-	(1,225,329)	(993,525)	(60,996)	-	(2,279,850)
Transfers from work in progress	4,740,349	12,233,962	7,392,127	1,550,643	(25,917,081)	-
Reclassification to other asset categories	(88,547)	-	88,547	-	-	-
Depreciation for the period	(11,904,138)	(1,485,314)	(5,321,013)	(1,477,509)	-	(20,187,974)
Exchange differences	(418,932)	9,676	256,675	(9,911)	258,057	95,565
Closing net book value	171,143,872	27,821,863	26,989,990	4,068,192	25,007,786	255,031,703

At December 31, 2012:
Cost	255,394,975	40,715,833	62,110,670	9,810,445	25,007,786	393,039,709
Accumulated depreciation	(84,251,103)	(12,893,970)	(35,120,680)	(5,742,253)	-	(138,008,006)
Net book value	171,143,872	27,821,863	26,989,990	4,068,192	25,007,786	255,031,703

Consolidated Financial Statements INTEROIL CORPORATION 44

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

14.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Drilling and construction equipment	145,854,653	79,367,759	28,653,929
Drilling consumables and spares	17,847,114	14,129,959	10,924,708
Petroleum Prospecting License drilling programs (Unproved)	351,353,521	269,355,048	215,716,101
Gross Capitalized Costs	515,055,288	362,852,766	255,294,738
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	515,055,288	362,852,766	255,294,738

The majority of the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope fields. The development and monetization efforts of these fields are ongoing, and include the condensate stripping and associated facilities, the gas gathering and associated common facilities, and developing a liquefied natural gas plant and associated facilities in PNG. The majority of the current year’s increase in the PPL drilling programs relates to the drilling activity on the Triceratops field for the Triceratops 2 appraisal well and activity on the Elk and Antelope field for the drilling of the Antelope 3 appraisal well, and site preparation work on Elk 3 appraisal well.

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

		Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Property Acquisition Costs	-	-	-
Exploration Costs	-	-	207,054
Development Costs	184,165,722	116,493,004	96,325,176
Add: Amounts capitalized in relation to the appraisal program cash calls on IPI interest buyback transactions	-	-	3,922,683
Add: Premium paid on IPI buyback transactions	-	-	1,550,020
Less: Conveyance accounting offset against properties	(12,999,752)	-	(192,622)
Less: Costs allocated against cash calls	(18,963,448)	(8,934,976)	(19,001,135)
Total Costs capitalized	152,202,522	107,558,028	82,811,176
Charged to expense
Geophysical and other costs	13,901,558	18,435,150	16,981,929
Total charged to expense	13,901,558	18,435,150	16,981,929
Oil and Gas Property Additions (capitalized and expensed)	166,104,080	125,993,178	99,793,105

The following table discloses a breakdown of the gain realized on conveyance of oil and gas properties for the periods ended:

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$

Gain on conveyance of oil and gas properties
Conveyance of PPL 244 interest (15% of the property)	-	-	2,140,783
Conveyance of PPL 237 interest to PRE	2,894,957	-	-
Conveyance accounting of IPI Agreement (note 20)	1,523,213	-	-
	4,418,170	-	2,140,783

Consolidated Financial Statements INTEROIL CORPORATION 45

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

14.	Oil and gas properties (cont’d)

Since the date of the IPI Agreement in February 2005 up to the year ended December 31, 2012, certain IPI investors’ with a combined 13.085% interest out of the remaining 15.1386% IPI interest in the eight well drilling program have waived their right to convert their IPI percentage into 1,744,667 common shares. An additional investor with a 1% interest has had their right to convert their IPI percentage into 133,333 common shares forfeited as a result of being registered on PRL 15. These waivers or forfeitures of the conversion option have triggered conveyance under the IPI Agreement for their respective share of interest. An amount of $1,523,213 for the year was recognized as a gain on conveyance.

Refer to note 22 for details in relation to the sale of an interest in PPL 237.

15.	Available-for-sale Investments

On April 11, 2011, the Company and Pacific LNG Operations Ltd. executed a framework agreement with Flex LNG Ltd related to the construction and operation of a two million tonnes per annum floating liquefied natural gas processing vessel. Under the framework agreement, an equity purchase option was issued to the Company and Pacific LNG Operations Ltd. to acquire up to 11,315,080 common shares in Flex LNG Ltd at an average strike price of 4.5909 Norwegian Kroner.

On May 16, 2011, the Company and Pacific LNG Operations Ltd. exercised this option with the Company acquiring 8,938,913 common shares of Flex LNG Ltd at a cost of $7,461,407 and Pacific LNG Operations Ltd acquiring the remaining 2,376,167 common shares. Based on guidance under IAS 39, the Company recognized the financial asset, the Flex LNG Ltd options, on the date of grant of those options to the Company, April 11, 2011. Considering the various classification options available and managements intention to hold the options/shares after exercising for the medium term, the options were classified as a derivative financial instrument at initial recognition and then reclassified as ‘available-for-sale’ when the options were exercised and the common shares acquired.

Management used the Black Scholes pricing model to fair value the options at grant date and subsequently the derivative through to the date of exercise. The option value on exercise date was $4,214,258 and the exercise price paid was $7,461,407. The cumulative fair value of the options received of $4,214,258 was recognized in the consolidated income statement under ‘Gain on Flex LNG options received’. Transaction costs of $17,350 were also incurred in relation to the transaction and were allocated to the investment. Management has determined that recognition of this gain is appropriate as there is no ongoing obligation or commitment that the Company needs to fulfill as a result of receiving these options. The total amount recognized as the long term investment in relation to the Flex LNG shares in the balance sheet after the exercise of the options was $11,693,015.

Based on guidance under IAS 39, changes in the fair value of the Flex LNG Ltd shares after initial recognition are to be recognized in other comprehensive income within shareholders equity, except for impairment losses which can be evidenced by a significant or prolonged decline in the fair value of an investment. The fair value at December 31, 2012 was $4,304,176 (Dec 2011 - $3,650,786) and was calculated using quoted prices on Oslo stock exchange Axess.

16.	Income taxes

(a)	Income tax expense

The combined income tax expense in the consolidated income statements reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

Consolidated Financial Statements INTEROIL CORPORATION 46

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

16.	Income taxes (cont’d)

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
(Loss)/profit before income taxes and non controlling interest	(9,107,500)	16,922,995	(38,103,348)
Statutory income tax rate	30.00%	31.50%	33.00%
Computed tax (benefit)/expense	(2,732,250)	5,330,743	(12,574,105)

Effect on income tax of:
(Income)/losses in foreign jurisdictions not (assessable)/deductible	(723,440)	3,236,314	2,073,636
Non-deductible stock compensation expense	709,133	897,703	317,671
Non-deductible pre-LNG Project Agreement costs	144,101	983,644	1,146,936
Non-deductible premium paid on buyback of IPI interest	-	-	10,087,674
Non-taxable gain on conveyance of exploration assets	(868,487)	-	(706,458)
Effect of currency translation on tax base	(1,938,136)	(3,236,709)	202,029
Tax rate differential in foreign jurisdictions	(71,038)	(556,744)	(726,664)
Under provision for income tax in prior years	504,853	588,333	1,501,234
Midstream - Refining tax exempt income as per Refinery Project Agreement	-	-	(8,423,607)
Tax losses for which no future tax benefit has been brought to account	10,512,556	8,718,157	16,299,899
Deduction claimed for prior years undeducted interest expense	(15,184,369)	-	-
Initial recognition of future tax assets/liabilities based on recoverability assessment	-	(15,498,147)	(973,368)
Other - net	(1,064,132)	(1,198,961)	(1,815,154)
	(10,711,209)	(735,667)	6,409,723

(b)	Deferred income tax

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Deferred tax assets	63,526,458	35,965,273	28,477,690
Deferred tax liabilities	-	(1,889,391)	-
Deferred tax assets (net)	63,526,458	34,075,882	28,477,690

The gross movement on the deferred income tax account is as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
At January 1	34,075,882	28,477,690	30,319,163
Charge to the income statement	11,410,309	6,248,509	(2,511,656)
Interest deductibility on payment of withholding tax	15,184,369	-	-
Exchange differences	2,855,898	(650,317)	670,183
At December 31	63,526,458	34,075,882	28,477,690

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Consolidated Financial Statements INTEROIL CORPORATION 47

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

16.	Income taxes (cont’d)

	Tax losses	Other	Tax depreciation	Unrealized foreign exchange (gains)/losses	Total
Deferred tax assets and liabilities	$	$	$	$	$
At January 1, 2010	23,800,726	2,620,198	5,535,521	(1,637,282)	30,319,163
Charge to the income statement	(21,663)	(1,244,491)	(1,168,649)	(76,853)	(2,511,656)
Exchange differences	547,561	181,093	(216,347)	157,876	670,183
At December 31, 2010	24,326,624	1,556,800	4,150,525	(1,556,259)	28,477,690
Charge to the income statement	(3,691,894)	389,142	14,252,367	(4,701,106)	6,248,509
Exchange differences	4,136,543	262,241	(2,723,692)	(2,325,409)	(650,317)
At December 31, 2011	24,771,273	2,208,183	15,679,200	(8,582,774)	34,075,882
Charge to the income statement	6,586,578	73,552	(1,896,360)	6,646,539	11,410,309
Interest deductibility on payment of withholding tax	15,184,369	-	-	-	15,184,369
Exchange differences	336,733	68,849	325,325	2,124,991	2,855,898
At December 31, 2012	46,878,953	2,350,584	14,108,165	188,756	63,526,458

The deferred tax assets and liabilities recorded in the consolidated balance sheet mainly relate to Midstream – Refining and Downstream assets in PNG. The amounts are non-current as at December 31, 2012.

In addition to the above, the Company has temporary differences and losses carried forward in relation to exploration expenditure incurred in PNG of $480,518,279 at December 31, 2012. No deferred tax assets have been recognized for the exploration expenditure pending final investment decision on projects for monetization of resources from the licenses held.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment.

The Refinery Project Agreement gave “pioneer” status to InterOil Limited (”IOL”). This status gave IOL a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ended December 31, 2010. In relation to the refinery, tax losses incurred prior to January 1, 2005 were frozen during the tax holiday and became available for use after the tax holiday ceased on December 31, 2010. Tax losses incurred during the tax holiday also became available for use after December 31, 2010. Tax losses carried forward to offset against future earnings total PGK 330,788,487 ($157,293,622) at December 31, 2012. All losses incurred by InterOil Limited have a twenty year carry forward period.

17.	Trades and other payables

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Trade payables - crude import	35,992,153	69,042,031	-
Trade payables - product import	29,539,390	10,470,860	5,241,216
Other accounts payable and accrued liabilities	85,607,600	53,541,263	47,999,907
Petromin cash calls received	15,435,000	15,435,000	15,435,000
Mitsui cash calls received	13,452,238	11,393,023	6,456,757
Total trade and other payables	180,026,381	159,882,177	75,132,880

Consolidated Financial Statements INTEROIL CORPORATION 48

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

17.	Trades and other payables (cont’d)

(a) Petromin participation in Elk and Antelope fields

On October 30, 2008, Petromin PNG Holdings Limited (”Petromin”), a government entity mandated to invest in resource projects on behalf of the State, entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields if and once nominated by the State to take its legislative interest. Petromin contributed an initial deposit and agreed to conditionally fund 20.5% of the costs of developing these fields. The State’s (and Petromin’s) right to take an interest arises upon issuance of the Prospecting Development License (”PDL”), which has not yet occurred. The obligation to fund its portion of the costs of developing the field, including sunk costs, also applies upon issuance of the PDL. As at December 31, 2012, $15,435,000 in advance payments received from Petromin has been held under ‘Petromin cash calls received’ above. At the end of the 2011 year, the parties agreed that the Agreement’s intended operation had ended, and that it should terminate. Petromin remains the State’s nominee to acquire the State’s interest under relevant Papua New Guinean legislation, once a PDL is granted. InterOil has proposed that cash contributions made by Petromin to date to fund the development will be held and credited against the State’s obligation to contribute its portion of sunk costs upon grant of the PDL.

(b) Mitsui & Co. participation in Condensate Stripping Plant

On April 15, 2010, the Company entered into a preliminary works joint venture and preliminary works financing agreement with Mitsui relating to the CS Project. The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil. Mitsui will be responsible for arranging or providing financing for the capital costs of the plant. On August 4, 2010, the JVOA for the CS Project was finalized. Refer to note 19(d) for further details in relation to this agreement.

The portion of funding that relates to Mitsui’s share of the project as at December 31, 2012, amounting to $13,452,238 (Dec 2011 - $11,393,023, Dec 2010 - $6,456,757) is held in current liabilities as the agreement requires repayment if FID is not reached. The portion of funding that relates to InterOil’s share of the project, funded by Mitsui, is classified as an unsecured loan (refer to note 19(d)).

18.	Working capital facilities

	December 31,	December 31,	December 31,
Amounts drawn down	2012	2011	2010
	$	$	$
BNP Paribas working capital facility - midstream	94,290,479	10,030,131	50,023,559
Westpac and Bank South Pacific working capital facility - downstream	-	6,450,372	1,230,767
Total working capital facility	94,290,479	16,480,503	51,254,326

(a) BNP Paribas working capital facility

InterOil has a syndicated working capital credit facility led by BNP Paribas (Singapore branch) with a maximum availability of $240,000,000 (increased temporarily to $260,000,000 in November 2011, reverted to $230,000,000 on January 31, 2012, and then increased to $240,000,000 on February 01, 2012). The total facility was renewed in February 2012 until January 31, 2013 with an increase in Facility 1 limit by an additional $10,000,000 to $180,000,000, and a maximum availability of $240,000,000 for the combined facility. In October 2012, the working capital facility agreement with BNP Paribas was amended so that the facility was made evergreen and the annual renewal requirement removed. The total facility is split into Facility 1 and Facility 2 as per the agreement with BNP Paribas. Facility 1 is for $180,000,000 and finances purchases of hydrocarbons via the issuance of documentary letters of credit and or standby letters of credit, short term advances, advances on merchandise, freight loans, and includes a sublimit of Euro 18,000,000 or USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties.

Facility 2 is for $60,000,000 partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas in order to reduce Facility 1 balances. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables. During the quarter ended December 31, 2012, there was a temporary reallocation of $10,000,000 limit from Facility 2 to Facility 1.

The facility bears interest at LIBOR + 3.5% on the short term advances. During the year the weighted average interest rate was 2.67% (2011 – 2.96%, 2010 – 2.69%) after considering the reduction in interest due to the deposit amounts maintained which reduces the interest being charged on the facility utilization (refer section ‘Cash and cash equivalents’ under note 9).

Consolidated Financial Statements INTEROIL CORPORATION 49

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

18.	Working capital facilities (cont’d)

The following table outlines the facility and the amount available for use at year end:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Working capital credit facility	240,000,000	260,000,000	190,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(47,203,152)	-	(50,023,559)
Discounted receivables	(47,087,327)	(10,030,131)	-
	(94,290,479)	(10,030,131)	(50,023,559)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(139,500,000)	(164,910,000)	(93,710,000)
Working capital credit facility available for use	6,209,521	85,059,869	46,266,441

At December 31, 2012, the company had six letters of credit outstanding totaling $139,500,000. The first letter of credit for $5,000,000 was for a gasoline cargo and was drawn down on January 3, 2013. The second letter of credit for $25,000,000 was for a diesel cargo and was drawn down on January 3, 2013. The third letter of credit for $36,700,000 was for a crude cargo and was drawn down on January 4, 2013. The fourth letter of credit for $29,400,000 was for a crude cargo and was drawn down on January 27, 2013. The fifth letter of credit for $23,200,000 was for a crude cargo and was drawn down on February 6, 2013. The sixth letter of credit for $20,200,000 was for a crude cargo and was drawn down on February 7, 2013.

The cash deposit on working capital facility, as separately disclosed in note 9, included restricted cash of $37,340,631 (2011 - $32,982,001, 2010 - $40,664,995) which is being maintained as a security margin for the facility. In addition, inventory of $128,032,234 (2011 - $113,300,109, 2010 - $90,685,107) and trade receivables of $80,564,430 (2011 - $74,265,832, 2010 – $26,884,664) also secured the facility. The trade receivable balance securing the facility includes $24,668,107 (2011 - $53,815,857, 2010 - $21,797,631) of inter-company receivables which were eliminated on consolidation.

(b) Westpac and Bank South Pacific working capital facility

The Company has an approximate $66,570,000 (PGK 140,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac. Westpac facility limit is approximately $42,795,000 (PGK 90,000,000) and the BSP facility limit is approximately $23,775,000 (PGK 50,000,000). The Westpac facility is for an initial term of three years and was renewed in November 2011 through to November 2014. The Westpac facility was increased in February 2012, by $4,755,000 (PGK 10,000,000). The BSP facility is renewable annually and was renewed in October 2012 through to October 2013. As at December 31, 2012, none of this combined facility has been utilized, and the entire amount of this facility remains available for use. During the year the weighted average interest rate was 10% (Dec 2011 – 9.6%). These facilities are secured by a fixed and floating charge over the assets of Downstream operations.

19.	Secured and unsecured loans

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Secured loan (OPIC) - current portion	-	9,000,000	9,000,000
Secured loan (Westpac) - current portion	4,286,000	-	-
Secured loan (ANZ, BSP & BNP Syndication) - current portion	16,000,000	-	-
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(815,182)	-	-
Unsecured loan (Mitsui)	11,912,297	10,393,023	5,456,757
Total current portion of loans	31,383,115	19,393,023	14,456,757

Secured loan (OPIC) - non current portion	-	26,500,000	35,500,000
Secured loan (OPIC) - deferred financing costs	-	(462,834)	(686,778)
Secured loan (ANZ, BSP & BNP Syndication) - non current portion	84,000,000	-	-
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(3,124,863)	-	-
Secured loan (Westpac) - non current portion	8,571,000	-	-
Total non current secured loan	89,446,137	26,037,166	34,813,222

Total secured and unsecured loans	120,829,252	45,430,189	49,269,979

Consolidated Financial Statements INTEROIL CORPORATION 50

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

19.	Secured and unsecured loans (cont’d)

(a) OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The interest rate on the loan was equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During the year ended December 31, 2012 the weighted average interest rate was 6.94% (Dec 2011 - 6.93%, Dec 2010 – 6.80%) and the total interest expense included in finance costs was $2,024,306 (Dec 2011 - $2,901,250, Dec 2010 - $3,461,800). During the quarter ended December 31, 2012, all outstanding amounts under the term loan with OPIC was fully repaid by the Company.

(b) Westpac Secured Loan

A secured loan of $15,000,000 was provided as part of the increased Westpac working capital facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. During the year ended December 31, 2012 the weighted average interest rate was 4.73% and the total interest expense included in finance costs was $574,197. The loan agreement stipulates half yearly principal payments of $2,143,000, with the final repayment to be made in August 2015. As at December 31, 2012, two installment payments amounting to $4,286,000 which will be due for payment on March 2, 2013 and September 2, 2013 have been classified into the current portion of the liability. The loan is secured by a fixed and floating charge over the assets of Downstream operations.

(c) ANZ, BSP & BNP Syndicated Loan

On October 16, 2012, the Company entered into a five year amortizing $100 million syndicated secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. The loan is secured over the fixed assets of the refinery which have a carrying value of $192,811,695 at December 31, 2012. The interest rate on the loan is equal to LIBOR plus 6.5%. During the year ended December 31, 2012 the weighted average interest rate was 6.81% and the total interest expense included in finance costs was $946,833.

The principal of the secured loan facility is repayable in ten half yearly installments over the period of five years. The first four half yearly installments are for an amount of $8,000,000 each, the next two installments are for an amount of $10,000,000 each, and the final four installments are for an amount of $12,000,000 each. The interest payments are to be made either in quarterly or half yearly payments, at the Company’s election which has be made in advance of the interest period. As at December 31, 2012, two installment payments amounting to $8,000,000 each which will be due for payment on May 9, 2013 and November 9, 2013 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of equity cover and debt service cover and limitations on the incurrence of additional indebtedness. As of December 31, 2012, the company was in compliance with all applicable covenants. Deferred financing costs relating to the loan of $3,940,045 as at December 31, 2012 are being amortized over the period until November 2017.

(d) Mitsui Unsecured Loan

On April 15, 2010, the Company entered into preliminary joint venture and financing agreements with Mitsui relating to the Condensate Stripping Project. The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil. On August 4, 2010, the JVOA for the CS Project was finalized. The amount financed by Mitsui for InterOil’s proportion of cash calls is treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%. During the year ended December 31, 2012 the weighted average interest rate was 6.24% and the total interest expense included in finance costs was $749,033. The portion of funding that relates to Mitsui’s share of the project is held in current liabilities. In the event that a positive FID is not reached or made, InterOil will be required to refund Mitsui’s share of capital expenditure incurred and the unsecured loan within a specified period.

20.	Indirect participation interests

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Indirect participation interest (PNGDV) - current portion	1,384,492	540,002	540,002
Indirect participation interest ("IPI") - current portion	13,861,905	-	-
Total current indirect participation interest	15,246,397	540,002	540,002

Indirect participation interest (PNGDV) - non current portion	-	844,490	844,490
Indirect participation interest ("IPI") - non current portion	16,405,393	33,290,350	33,289,897
Total non current indirect participation interest	16,405,393	34,134,840	34,134,387

Total indirect participation interest	31,651,790	34,674,842	34,674,389

Consolidated Financial Statements INTEROIL CORPORATION 51

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

20.	Indirect participation interests (cont’d)

As at December 31, 2012, the IPI liability relating to two exploration wells that are expected to be drilled within the next twelve month period have been transferred to the current portion of the liability.

(a) Indirect participation interest (“IPI”)

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors. In exchange InterOil had provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s PPL 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The location of the other two wells is yet to be determined. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost.

InterOil has made cash calls for the completion, appraisal and development programs performed on the exploration or development wells that form part of the IPI Agreement. Cash calls made in advance are shown as a liability when received and reduced as amounts are spent on the extended well programs, whereas cash calls made in arrears are shown as a reduction to amounts previously recognized as receivable as the amounts were spent on the extended well programs. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit certain rights to the well in question as well as their right to convert into common shares. InterOil has drilled four exploration wells under the IPI agreement as at December 31, 2012.

The funds of $125,000,000 were partly accounted for as a non-financial liability and partly as a conversion option. The non-financial liability was initially valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder’s equity. InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259. InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors, or they elect to participate in the PRL for a successful well. InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company. All geological and geophysical costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period.

When an investor elects to participate in a PRL or when the investor forfeits the conversion option, conveyance accounting will be applied. This entails determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the income statement.

Under the agreement, all or part of the 25% initial indirect participation interest could have been converted to a maximum of 3,333,334 common shares in the company, at a price of $37.50 per share, between June 15, 2006 and the later of December 15, 2006, or 90 days after the completion of the eighth well. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program. As at December 31, 2012, the balance of the indirect participation interest that may be converted into shares is a maximum of 140,480 common shares (Dec 2011 – 340,480, Dec 2010 – 340,480). Should the option to convert to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreement.

From the date of the agreement up to December 31, 2012, the following transactions have occurred:

(i) Increase in InterOil’s direct interest in the IPI program by 9.8614% due to the following:

-	Conversion of IPI interests: Prior to the year ended December 31, 2012, certain IPI investors representing a 3.575% interest in the IPI agreement have exercised their right to convert their interest into common shares resulting in issuance of 476,667 InterOil common shares. These conversions reduced the initial IPI liability balance by $13,851,160 and the initial conversion option balance by $2,860,000.

-	Buyback of IPI interests by the Company: Prior to the year ended December 31, 2012, certain IPI investors representing a 6.2864% interest in the IPI agreement have sold their interest to the Company. Detailed disclosure of this transaction is provided in the section ‘Extinguishment of IPI liability’ below.

Consolidated Financial Statements INTEROIL CORPORATION 52

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

20.	Indirect participation interests (cont’d)

As at December 31, 2012, InterOil’s direct interest in exploration licenses is 75.6114%, assuming that all remaining indirect participation interest investors take up their working interest rights in such licenses, and excluding the 20.5% interest that the State is able to take up under relevant legislation.

(ii) Waiver or forfeiture of conversion rights resulting in conveyance accounting

-	Certain IPI investors representing a 13.085% interest in the IPI agreement have waived their right to convert their IPI percentage into 1,744,667 common shares, including 0.5% interest waived during the year ended December 31, 2012. As a result, conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $26,371,089.

-	During the year ended December 31, 2012, several IPI investors were registered on PRL 15. Under the IPI Agreement, when an investor is registered on a PRL, they forfeit their right to convert their IPI percentage into common shares. One of the investors now registered on PRL 15 had not previously waived their right to convert their 1% percent interest into 133,333 common shares. Therefore, following registration on PRL 15, their conversion rights have now been forfeited and conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $2,015,368.

-	As at December 31, 2012, IPI investors with a combined 1.0536% interest in the IPI agreement still have the conversion rights outstanding resulting in a maximum of 140,480 common shares being issued if all these IPI investors choose to exercise their conversion options. During the year ended December 31, 2012, the gain recognized for the conveyance accounting of IPI accounting was $ 1,523,213.

(iii) Extinguishment of IPI liability

Prior to the year ended December 31, 2012, the Company has bought a combined 6.2864% interest in the IPI agreement from investors. Management has adopted the extinguishment liability model. Under this model the consideration paid is allocated to the various components involved in the exchange transactions. These components include:

-	cash calls made from the IPI investors in relation to the completion, appraisal and development program undertaken in Elk and Antelope fields as part of the IPI agreement. These cash call amounts were previously offset against the capitalized oil and gas properties, and have been reinstated in the oil and gas properties asset to their full historical cost basis for those programs following this exchange transaction.
-	fair value of the conversion options extinguished as part of the exchange transactions.
-	IPI liability extinguished as part of the exchange transactions whereby the difference between the fair value of the shares issued and the book value of the IPI liability post allocation to the other components mentioned above has been recorded as an expense in the statement of operations.

The following table discloses a breakdown of the loss on extinguishment of IPI liability for the periods ended:

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$

Loss on extinguishment of IPI liability
Consideration paid for exchange transactions	-	-	48,805,409
less amounts capitalized in relation to the appraisal program cash calls	-	-	(3,784,466)
less book value of IPI liability extinguished	-	-	(5,424,231)
less book value of conversion options extinguished	-	-	(1,120,000)
less difference between book value and fair value of conversion options extinguished taken to contributed surplus	-	-	(7,908,002)
	-	-	30,568,710

Consolidated Financial Statements INTEROIL CORPORATION 53

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

20.	Indirect participation interests (cont’d)

(b) Indirect participation interest – PNGDV

As at December 31, 2012, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by PPL 236, 237 and 238 is $1,384,492 (Dec 2011 - $1,384,492, Dec 2010 - $1,384,492). This balance is based on the initial liability recognized in 2006 of $3,588,560 relating to its obligation to drill the four exploration wells on behalf of the investors, being reduced by amounts already incurred in fulfilling the obligation. PNGDV has a 6.75% interest in the four exploration wells starting with Elk-1 (with an additional two exploration wells to be drilled after Elk-4/A). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

(c) PNG Energy Investors

PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24. As at the end of December 31, 2012 we have drilled 6 exploration wells since inception of the Company’s exploration program within PPL 236, 237 and 238 in PNG. In order to participate, PNGEI would be required to contribute for each exploration well, a) $112,500 per percentage point or b) where the well is planned to be drilled beyond 2,000 meters, $112,500 per percentage point plus actual cost over $1,000,000 charged pro-rata per percentage point.

21.	Deferred gain on contributions to LNG Project

On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position. Two ‘A’ Class shares were owned by InterOil LNG Holdings Inc., two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require ‘Unanimous’ or ‘Super-majority’ Board resolution which confirms that none of the joint ventures are in a position to exercise unilateral control over the joint venture.

On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company. InterOil issued 499,834 common shares valued at $11,250,000 for its share of the settlement. After the completion of this transaction, Merrill Lynch did not retain any ownership or other interest in the PNG LNG project. The two ‘A’ Class shares held by Merrill Lynch have been transferred to InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd respectively. A further 172 ‘A’ Class shares have been issued to InterOil LNG Holdings Inc. and 173 ‘A’ Class shares have been issued to Pacific LNG Operations Ltd bringing the ‘A’ Class shareholding of both remaining joint venture partners to 175 ‘A’ Class shares each, giving equal voting rights and board positions in the joint venture.

As part of the Shareholders’ Agreement on July 30, 2007, InterOil was also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders’ Agreement. The main items contributed by InterOil into the Joint Venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, general supply agreements secured with landowners for supply of gas, advanced stage of project development, etc. Fair value was determined based on the agreement between the independent joint venture partners.

The other Joint Venture partner is being issued ‘B’ Class shares as it contributes cash into the Joint Venture Company by way of cash calls.

During September 2009, as part of acquisition by Pacific LNG of a 2.5% direct working interest in the Elk and Antelope fields, Pacific LNG transferred to InterOil 2.5% of Pacific LNG’s unexercised economic interest in the joint venture LNG Project. Based on this transaction, as at December 31, 2010, InterOil and Pacific LNG hold 52.5% and 47.5% economic interest respectively in the LNG project, subject to the exercise of all their rights to the ‘B’ Class shares on payment of cash calls.

To date InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at December 31, 2012 is 84.582% (Dec 2011 – 84.582%, Dec 2010 – 86.66%), the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners’ shareholding (15.418% - amounting to $15,113,190) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain may increase/decrease as the other Joint Venture partners decrease/increase their shareholding in the project.

Consolidated Financial Statements INTEROIL CORPORATION 54

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

21.	Deferred gain on contributions to LNG Project (cont’d)

This amount has been recorded as a reduction of deferred LNG project costs of $15,113,190 at December 31, 2012 (Dec 2011 - $9,302,415, Dec 31, 2010 - $4,126,415), which has reduced the LNG project costs to $4,385,857 at December 31, 2012 (Dec 2011 – nil, Dec 2010 – nil), with the remaining balance of nil (Dec 31, 2011 - $5,810,775, Dec 31, 2010 - $8,949,857) being recorded as a deferred gain. Any deferred gain will be recognized in the consolidated income statement when/if the risks and rewards have considered to be passed. The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.

22.	Contributions from joint venture partner

On April 18, 2012, the Company signed a binding Heads of Agreement (“HOA”) with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. On July 27, 2012, the Company executed a farm in agreement with PRE relating to the Triceratops structure and the participating interest in the PPL 237 license materially in line with the HOA signed on April 18, 2012. Completion of the farm-in transaction remains subject to satisfaction of additional conditions within 18 months, including PNG Government approval. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. Additionally, PRE has the option to terminate the Farm-In Agreement at various stages of the work program and to be reimbursed up to US$96.0 million of the $116.0 million initial cash payment (which does not include carried costs) out of future upstream production proceeds.

Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G., and its affiliates (“PacLNG”) are participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure (2.5% net and 3.2% gross participating interest), by reducing PacLNG’s indirect participating interest in the Triceratops structure. As a result, PacLNG will receive credits for 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will be adjusted against their cash calls receivable balance. PacLNG will also receive a commission fee of 2.5% of resource payments made by Pacific Rubiales (other than carried costs). Certain other indirect participating interest holders may also participate in the farm-in transaction. Amounts paid to PacLNG or other indirect participating interest holders as part of this transaction will be reimbursable back to the Company (under same terms as reimbursable to PRE) if PRE exercises its option to terminate the Farm-In Agreement at any stage of the work program.

As at December 31, 2012, PRE have paid $40.0 million of the staged cash payments. The first $20.0 million was paid in accordance with the HOA and became non-refundable on execution of the Farm-In Agreement. Based on the agreement, $3.0 million of the HOA Payment has been allocated to the PPL237 (XT) Area and $17.0 million of the HOA Payment has been allocated to the Triceratops Area. The PPL237 (XT) Area currently has no cost base recognized on the balance sheet on the date of execution of the Farm-In Agreement. The Triceratops Area had a cost base on the balance sheet of approximately $55.0 million (SPI’s net share after allocations to other investors) at the date of execution of the Farm-In Agreement.

Based on the company’s disclosed policy on successful efforts accounting for oil and gas properties and accounting guidance under ASC 932-360, as the HOA Payment is non-refundable, conveyance accounting has been applied to this payment, and the $3.0 million allocated to the PPL 237 (XT) Area has been recognized as a gain on conveyance in the consolidated income statement (after any associated sale costs, including the 2.5% commission payable to PacLNG), while the $17.0 million allocated to Triceratops has been allocated against the cost base of Triceratops field included within oil and gas properties on the balance sheet. The $17.0 million allocated to Triceratops is gross of PacLNG’s 25% credit ($4.25 million) and the 2.5% commission payable to PacLNG.

The second cash payment of $20.0 million was paid in accordance with the Farm-In Agreement under the Advance Payment Facility. However, the Advance Payment Facility is refundable if PRE decides to exit the program or the agreement is not completed, hence conveyance accounting has not been triggered on this payment. As such, cash payments received under the Advance Payment Facility are to be retained on the balance sheet as a long-term liability until the Initial Resource Payment has been received, at which time management expects the conveyance to be triggered on these payments. The Initial Resource Payment is payable by PRE within one month after a discovery in Triceratops is considered to be commercial and the necessary resource certifications have been obtained.

The 25% credit of $5.0 million due to PacLNG as a result of the second cash payment of $20.0 million has been adjusted against their cash calls receivable balance. However, as the $20.0 million is potentially refundable to PRE if they decide to exit the program, the $5.0 million credit allocated to PacLNG is also receivable from PacLNG and has therefore been recognized as a non-current receivable.

Consolidated Financial Statements INTEROIL CORPORATION 55

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

23.	Asset retirement obligations

The Company plans to dismantle the refinery and restore the site when the refinery is decommissioned. During the quarter ended June 30, 2011, Management received the final results of an independent assessment of the potential asset retirement obligations of the refinery at the time of decommissioning and a provision of $4,100,735 was recognized for the present value of the estimated expenditure required to complete this obligation. The inflation factor used in the independent assessment of the retirement obligation is 2.6% and the fair value of the best estimate was derived based on discounting the obligation to the current period end using a discount rate of 7.78%. These costs have been capitalized as part of the cost of the refinery and are depreciated over the life of the asset. The provision will be accreted over the remaining useful life of the refinery to bring the provision to the estimated expenditure required at the time of decommissioning. The accretion expense for the year ended December 31, 2012 was $331,096 (Dec 2011 - $159,356, Dec 2010 - $nil).

The following table shows the movement in the asset retirement obligation during the period:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Opening balance	4,562,269	-	-
Initial recognition of provision	-	4,100,735	-
Accretion of provision	331,096	159,356	-
Foreign exchange impact on translation of provision	84,969	302,178	-
Closing balance	4,978,334	4,562,269	-

24.	Non controlling interest

The non controlling interest as at December 31, 2010 related to Petroleum Independent and Exploration Corporation’s (“PIE Corp.”) 0.01% minority shareholding in SPI InterOil LDC. InterOil had entered into an agreement with PIE Corp. under which the remaining 5,000 shares of SPI InterOil LDC held by PIE Corp. may be exchanged, at InterOil’s election, for Common Shares on a one-for-one basis. On September 30, 2011, the Company elected to exchange the 5,000 shares of SPI InterOil LDC held by PIE Corp. with the issue of 5,000 Common Shares of InterOil Corporation. The 5,000 Common Shares issued by InterOil Corporation were valued at $243,850. The Company now holds 100% of the equity share capital of SPI InterOil LDC. The carrying amount of the non-controlling interest in the Company on the date of acquisition was $26,300. The Company derecognized non-controlling interests of $26,300 and recorded a decrease in equity attributable to owners of the Company of $217,550. The effect of changes in the ownership interest of SPI InterOil LDC on the equity attributable to owners of the Company during the year is summarized as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Carrying amount of non-controlling interests acquired	-	26,300	-
Consideration paid to non-controlling interests	-	(243,850)	-
Excess of consideration paid recognised in Company's equity	-	(217,550)	-

25.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value, and are fully paid. Each common share entitles the holder to one vote.

Consolidated Financial Statements INTEROIL CORPORATION 56

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

25.	Share capital and reserves (cont’d)

(a) Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2010	43,545,654	613,361,363

Shares issued on exercise of options under Stock Incentive Plan	479,733	19,310,657
Shares issued on vesting of restricted stock units under Stock Incentive Plan	20,700	1,418,985
Shares issued on buyback of IPI#3 Interest	754,788	50,687,368
Shares issued on litigation settlement	199,677	12,000,000
Shares issued on public offering	2,800,000	198,872,679

December 31, 2010	47,800,552	895,651,052

Shares issued on exercise of options under Stock Incentive Plan	265,440	7,087,574
Shares issued on vesting of restricted stock units under Stock Incentive Plan	50,079	2,999,138
Shares issued on buyback of non-controlling interest	5,000	243,850

December 31, 2011	48,121,071	905,981,614

Shares issued on exercise of options under Stock Incentive Plan	411,760	18,860,865
Shares issued on vesting of restricted stock units under Stock Incentive Plan	74,567	3,817,277

December 31, 2012	48,607,398	928,659,756

(b) Nature and purpose of reserves

-	Foreign currency translation reserve: Exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

-	Available-for-sale financial assets: Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.

-	Conversion options: This reserve is used to recognize the value of the conversion option included in the agreement with IPI investors (refer to note 20). This balance will reduce when IPI investors sell their interest back to the Company.

-	Contributed surplus: The contributed surplus reserve is used to recognize the fair market value of employee stock options and restricted stock units that have not been forfeited or been exercised.

26.	2.75% convertible notes

On November 10, 2010, the Company completed the issue of $70,000,000 unsecured 2.75% convertible notes with a maturity of five years. The note holders have the right to convert their note into common shares at any time at a conversion rate of 10.4575 common shares per $1,000 principal amount of notes (which results in an effective initial conversion price of approximately $95.625 per share). The Company has the right to redeem the notes if the daily closing sale price of the common shares has been at least 125% of the conversion price then in effect for at least 15 trading days during any 20 consecutive trading day period. Accrued interest on these notes is to be paid semi-annually in arrears, in May and November of each year, commencing May 2011.

The liability component on initial recognition after adjusting for the underwriting placement fee and transaction costs amounted to $51,992,857 and the equity component amounted to $14,298,036. The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value. The accretion expense relating to the note liability for the year ended December 31, 2012 was $3,408,951 (Dec 2011 - $3,212,141, Dec 2010 - $432,632). In addition to the accretion, interest at 2.75% per annum has been expensed for the year ended December 31, 2012 amounting to $1,925,000 (Dec 2011 - $1,925,000, Dec 2010 - $278,056). The interest payable up to November 2012 was paid in cash.

Consolidated Financial Statements INTEROIL CORPORATION 57

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

27.	Stock compensation

(a) Stock options

Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel. Options are exercisable for common shares on a 1:1 basis. Individuals are granted options which only vest if certain performance standards are met, with the vesting of the majority of options issued only being reliant on the individual remaining employed with the Company for a certain time period, while the vesting of some options granted are reliant on various performance conditions. Options vest at various dates in accordance with the applicable individual option agreements, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules. Upon resignation or retirement, vested options must generally be exercised within 90 days or before expiry of the options if this occurs earlier.

	December 31, 2012		December 31, 2011		December 31, 2010
Stock options outstanding	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of period	1,487,827	30.97	1,688,267	27.31	1,838,500	22.07
Granted	90,000	57.24	110,000	59.89	330,000	54.02
Exercised	(411,760)	(28.32)	(265,440)	(16.91)	(479,733)	(25.59)
Forfeited	(100,000)	(9.80)	(45,000)	(47.33)	-	-
Expired	-	-	-	-	(500)	(28.68)
Outstanding at end of period	1,066,067	36.20	1,487,827	30.97	1,688,267	27.31

At December 31, 2012, in addition to the options outstanding as per the above table, there were an additional 1,101,357 (2011 – 1,176,531, 2010 – 1,315,617) common shares reserved for issuance under the Company’s 2009 stock incentive plan as approved on June 19, 2009.

Options issued and outstanding				Options exercisable
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)	Number of options	Weighted average exercise price $
8.01 to 12.00	285,000	9.80	0.90	285,000	9.80
12.01 to 24.00	110,000	15.79	1.03	110,000	15.79
24.01 to 31.00	34,400	25.85	1.48	34,400	25.85
31.01 to 41.00	106,667	33.82	0.47	106,667	33.82
41.01 to 51.00	-	-	-	-	-
51.01 to 61.00	470,000	53.88	3.02	-	-
61.01 to 71.00	30,000	66.58	2.63	30,000	66.58
71.01 to 81.00	30,000	74.82	3.23	30,000	74.82
	1,066,067	36.20	2.50	596,067	22.26

Aggregate intrinsic value of the 1,066,067 options issued and outstanding as at December 31, 2012 is $23,728,194. Aggregate intrinsic value of 596,067 options exercisable as at December 31, 2012 is $8,298,003.

The weighted-average grant-date fair value of options granted during 2012 was $36.30 (2011 - $37.46, 2010 - $32.26). The total intrinsic value of options exercised during the year ended December 31, 2012 was $7,197,804 (2011 - $2,598,871, 2010 - $7,035,772). Cash received from option exercise under all share-based payment arrangements for the year ended December 31, 2012 was $11,663,059 (2011 - $4,488,703, 2010 - $12,274,885).

The weighted-average share price at the date of exercise of options exercised during the year ended December 31, 2012 was $74.95 (2011 - $61.54, 2010 - $68.32).

Consolidated Financial Statements INTEROIL CORPORATION 58

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

27.	Stock compensation (cont’d)

The fair value of the 90,000 (2011 – 110,000, 2010 – 330,000) options granted subsequent to January 1, 2012 has been estimated at the date of grant in the amount of $3,267,229 (2011 - $4,121,016 , 2010 - $10,645,501) using a Black-Scholes pricing model. An amount of $2,903,133 (2011 - $9,839,824, 2010 - $7,628,017) has been recognized as compensation expense for the year ended December 31, 2012. The current year compensation expense of $2,903,133 (2011 - $9,839,824, 2010 - $7,628,017) was adjusted against contributed surplus under equity and $7,197,804 (2011 - $2,598,871, 2010 - $7,035,773) was transferred to share capital on exercise of options, leaving a net impact of $4,294,671 (2011 - $7,240,953, 2010 - $592,244) on contributed surplus.

The assumptions contained in the Black Scholes pricing model are as follows:

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2012	Jan 1 to Dec 31	0.5	-	80	5.0
2011	Apr 1 to Dec 31	0.4	-	78	5.0
2011	Jan 1 to Mar 31	1.2	-	79	5.0
2010	Jul 1 to Dec 31	0.8	-	87	5.0
2010	Jan 1 to Jun 30	1.2	-	87	5.0

The expected volatility used in the Black Scholes pricing model has been based on historical volatility of the Company’s common shares for the period based on the expected life of the options.

(b) Restricted stock

Restricted stock may be issued to directors, certain employees and to a limited number of contractor personnel under the Company’s 2009 stock incentive plan. Restricted stock vests at various dates in accordance with the applicable restricted stock agreement, vesting generally between one to three years after the date of grant.

	December 31, 2012		December 31, 2011		December 31, 2010
Restricted stock units outstanding	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $
Outstanding at beginning of period	152,190	61.54	124,192	56.99	41,400	68.55
Granted	97,850	57.16	97,069	67.06	107,483	54.73
Exercised	(83,880)	(53.07)	(50,079)	(59.89)	(20,700)	(68.55)
Forfeited	(12,676)	(66.86)	(18,992)	(64.34)	(3,991)	(56.13)
Expired	-	-	-	-	-	-
Total	153,484	63.89	152,190	61.54	124,192	56.99

An amount of $4,978,933 (2011 - $4,881,563, 2010 - $4,175,983) has been recognized as compensation expense for the year ended December 31, 2012. The current year compensation expense of $4,978,933 (2011 - $4,881,563, 2010 - $4,175,983) was adjusted against contributed surplus under equity and $4,451,655 (2011 - $2,999,138, 2010 - $1,418,985) was transferred to share capital on vesting of stock units, leaving a net impact of $527,278 (2011 - $1,882,425, 2010 - $2,756,998) on contributed surplus.

28.	Earnings/(Loss) per share

Conversion options, convertible notes, stock options and restricted stock units totaling 2,092,056 common shares at prices ranging from $9.80 to $95.63 were outstanding as at December 31, 2012 and some of these were included in the computation of the diluted earnings per share for the year ended December 31, 2012. The dilutive instruments outstanding at December 31, 2010 were not included in the computation of the diluted loss per share in respective periods because they caused the loss per share to be anti-dilutive.

Consolidated Financial Statements INTEROIL CORPORATION 59

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

28.	Earnings/(Loss) per share (cont’d)

Potential dilutive instruments outstanding	Number of shares December 31, 2012	Number of shares December 31, 2011	Number of shares December 31, 2010
Employee stock options	1,066,067	1,487,827	1,688,267
Employee Restricted Stock	153,484	152,190	124,192
IPI Indirect Participation interest - conversion options	140,480	340,480	340,480
2.75% Convertible notes	732,025	732,025	732,025
Others	-	-	5,000
Total stock options/shares outstanding	2,092,056	2,712,522	2,889,964

The income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in the EPS calculation for the year ended December 31, 2012, December 31, 2011 and 2010 is the net profit/loss as per Consolidated Income Statement. This is due to the fact that the inclusion of convertible securities in the calculation would result in the EPS being anti-dilutive.

The reconciliation between the ‘Basic’ and ‘Basic and Diluted’ shares, used in the calculation of the denominator in the EPS calculation is as follows:

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$

Basic	48,352,822	47,977,478	44,329,670
Employee stock options	584,308	803,507	-
Employee restricted stock	117,351	88,985	-
Indirect participation interest	302,775	340,480	-
Other	-	3,740	-
Diluted	49,357,256	49,214,190	44,329,670

29.	Related parties

(a) Petroleum Independent and Exploration Corporation (“P.I.E”)

P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acted as a sponsor of the Company's oil refinery project until late June 2011. Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI. SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the year ended December 31, 2012, $nil (Dec 2011 - $nil, Dec 2010 - $150,000) was expensed for the sponsor's management fees in relation to legal, accounting and reporting costs and no costs (Dec 2011 - $nil, Dec 2010 - $112,500) were included in accrued liabilities at December 31, 2012.

In November of 2011, the Company elected to exchange the 5,000 shares held in SP InterOil LDC by PIE for 5,000 shares in InterOil Corporation. The sponsor agreements were terminated with PIE on exchange of the share holding interest in SPI LDC. Subsequent to year end, SPI LDC has been renamed South Pacific Refining Limited.

(b) Breckland Limited

This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. Amounts paid or payable to Breckland for technical services during the year amounted to $nil (Dec 2011 - $nil, Dec 2010 - $21,923).

Consolidated Financial Statements INTEROIL CORPORATION 60

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

29.	Related parties (cont’d)

(c) Key management compensation

Key management includes directors (executive and non-executive) and executive officers. The compensation paid or payable to key management for services is shown below:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Salaries and other short-term employee benefits	5,314,046	3,985,427	2,653,219
Post-employment benefits	93,110	94,732	83,277
Share-based payments	1,439,993	9,341,730	6,328,176
Total	6,847,149	13,421,889	9,064,672

(d) Joint ventures

The Company’s interests in PNG LNG Inc. is governed by a Shareholders’ Agreement signed on July 30, 2007 between the Joint Ventures’. Guidance under IAS 31 – ‘Interest in Joint Ventures’ is followed and the entity has been proportionately consolidated in InterOil’s consolidated financial statements. The consolidated results of InterOil’s proportionate shareholding in the LNG Project has been disclosed separately within the segment notes under Midstream - Liquefaction, refer to note 5.

30.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses (a)	69,952	44,702	25,250	-	-	-	-
Secured and unsecured loans	159,779	39,545	27,414	31,200	30,810	30,810	-
Convertible notes obligations	75,615	1,925	1,925	71,765	-	-	-
Indirect participation interest - PNGDV (note 20)	1,384	1,384	-	-	-	-	-
	306,730	87,556	54,589	102,965	30,810	30,810	-

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses. Company is committed to spend a further $49.3 million as a condition of renewal of our petroleum prospecting licenses up to 2014. Of this $49.3 million commitment, as at December 31, 2012, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement. In addition, the terms of grant of PRL15, requires the Company to spend a further $20.7 million on the development of the Elk and Antelope fields by the end of 2014.

(b) Operating lease commitments – Company as lessee

The Company leases various retail service station premises, commercial office properties, residential apartments, motor vessels and office equipment under non-cancellable operating lease agreements. The remaining lease terms are between 1 and 30 years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Not later than 1 year	16,252,249	6,983,149	6,257,276
Later than 1 year and not later than 5 years	8,005,845	6,560,263	8,558,043
Later than 5 years	3,123,291	2,957,605	458,071
Total	27,381,385	16,501,017	15,273,390

Consolidated Financial Statements INTEROIL CORPORATION 61

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

30.	Commitments and contingencies (cont’d)

Lease payments for the year ended December 31, 2012 in the income statement amounted to $12,386,266. This amount also includes new leases and renewals of leases negotiated during the year 2012.

(c) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Audit by PNG Customs

During the second half of 2011, the PNG Customs Service commenced an audit of our petroleum product imports into Papua New Guinea for the years 2007 to 2010.  The Company received a letter in November 2011 from the then Commissioner of Customs setting out certain findings from the audit. This letter included comments alleging that payment of import GST was required and had not been made on imports of certain refined products. As well as requiring payment of GST, the letter noted that administrative penalties were able to be levied by Customs in the range of 50% to 200% of the assessed amounts as per the Customs Act. The Company has since met with the Customs Service and provided it with supporting documentation to demonstrate that the GST amounts claimed in their letter have all been paid.

During the quarter ended December 31, 2012, the Company again met with the Customs Service and received strong indications from Customs that matters would be concluded on the basis that the only amount owing by the Company is that in respect of the ‘time value of money’ due to certain delays in filing and any associated administrative penalties levied thereon. The Company submitted certain calculations in relation to this to the Customs Service. Management has maintained a provision, that was initially recognized in the year ended December 31, 2011, based on their best estimate in relation to this matter.

Subsequent to the year ended December 31, 2012, the Company received confirmation from the Customs Service that they agreed with the calculations submitted and the matter is now considered closed by the Customs Service. The Company has since paid the penalty amount which was in line with the provision initially recognized by the Company for the year ended December 31, 2011.

31.	Subsequent events

There are no subsequent events that require disclosure.

Consolidated Financial Statements INTEROIL CORPORATION 62